
13002691

NY &C

nyandcompany.com

2012 ANNUAL REPORT


NEW YORK looks
beautiful
in BLACK &
WHITE

Dear Stockholders,

It is both energizing and rewarding to be a part of New York & Company, whose mission is to make women look great and feel good by providing them with amazing fashion at an incredible value. Our customer comes to us for her wardrobing needs because we address her busy lifestyle in a feminine, on-trend, and unique way. New York & Company dresses women who work – and every woman works.

Throughout 2012 we made significant progress with four quarters of consecutive year-over-year improvement driven by a firm understanding of our customer, a new leadership team now fully coalesced, and enhanced operating strategies which capitalized on our dominance in wear-to-work while exploiting growth opportunities in our eCommerce and Outlet businesses.

For fiscal year 2012:

- Net sales increased to $966.4 million compared to net sales of $956.5 million for fiscal year 2011,
- Comparable store sales were essentially flat versus a decrease of 3.3% last year,
- Operating results improved by more than $30 million resulting in operating income of $2.3 million compared to last year's operating loss of $35.6 million, and
- We returned to profitability with net income of $2.1 million, or $0.03 per diluted share, versus a net loss of $38.9 million, or $0.64 per diluted share, in fiscal year 2011.

We also made good progress on the execution of our strategic initiatives and established a strong foundation for 2013. Here are some of our accomplishments in 2012:

1. **We made solid progress on our merchandise assortment.** We maintained our strength in the wear-to-work category with great-fitting pants, strong suiting separates, tops and dresses. In 2012, we built on the success of our 7th Avenue Pant and rolled out the 7th Avenue Suiting Collection, which was very well received. At the same time, we began to redefine and elevate our casual offerings. We were particularly pleased with our denim category, which grew as a percent of our total business and delivered a significant comp increase in 2012. We also successfully launched and rebranded our Active collection, which we refer to as Love NY&C, and we expect to expand this business throughout 2013.

2. **We have successfully continued to differentiate our brand through signature events.** New York & Company is an event-driven business. We gave a fresh and exciting look to our signature events during key periods of the year including Mother's Day, Memorial Day, our Big Sale event and our Pant event. We also launched our first-ever Fashion Book with three books mailed during the year, along with a holiday gift guide – allowing our customers to see our brand as they never have before.

3. **We successfully implemented a coordinated marketing and merchandising strategy at holiday that capitalized on shifts in our customers' mindsets as their purchasing patterns transitioned between self-purchase mode and gift giving.** These efforts led to an excellent performance on Black Friday and Cyber Monday, and resulted in a solid performance for the full fourth quarter.

4. **Our merchandise margin benefited as we lowered our average unit cost through strong sourcing initiatives and implemented strategic off-peak buys of core fabrics and planned key items.** This effort led to a 260 basis point improvement in merchandise margin for the year versus 2011.

5. **We optimized our real estate portfolio and subsequently lowered our expenses as we closed underperforming stores and renegotiated rents, while expanding our eCommerce and Outlet businesses.**

6. **Our growth businesses, eCommerce and Outlets, continued to expand as a percentage of our total business.** For fiscal year 2012, eCommerce grew to 8% of our total business. We continue to believe eCommerce will become a double digit percentage of our overall business in the short term. In terms of Outlets, we opened 18 Outlet stores during the year and continue to be pleased with their performance. We continue to see the opportunity to operate over 75 Outlet locations nationwide.

When we embarked on the turnaround of our company, we developed a long-term plan that called for a transition year followed by a return to profitability – we delivered on that plan. The first step in this process was to focus on developing a targeted, brand-right merchandise assortment, onboard new management, and develop effective strategies for our business – we did just that and we will continue to refine as appropriate. Now, in 2013, we believe we are well poised to deliver an improved operating performance while making strategic investments in key areas of our business.

Our entire organization is dedicated to the execution of our Six Keys to Success which are our priorities for driving the business forward in 2013:

1. **Maximize our sales and profits during holiday and other peak traffic times of the year.**
2. **Increase brand awareness and drive traffic to our stores.**
3. **Capitalize on our opportunity in the pant and denim category.**
4. **Optimize markdowns through business process improvements.**
5. **Invest in the omni-channel experience.**
6. **Drive our growth businesses – eCommerce and Outlets.**

These are exciting times for New York & Company. Beginning in the second half of this year, we will launch a powerful multi-year collaboration with actress and model, Eva Mendes. As part of this collaboration, Eva will become an ambassador for the New York & Company brand and partner with us to design and market a collection of apparel and accessories. To support the launch and to build brand awareness, we will expand our marketing in print and digital media. With increased buzz around our brand, we look forward to not only appealing to our existing customers but also to attracting new customers.

Enhancing our customers' overall experience with New York & Company is a priority for our company. To this end, we are committed to developing and supporting an omni-channel retail strategy that will result in a seamlessly integrated brand experience for our customers, while optimizing our inventory, brick-and-mortar footprint, and our eCommerce site. To ensure we ultimately deliver a compelling omni-channel experience, we have embarked on several technological implementations:

- We are upgrading our eCommerce platform this year and re-designing the site to improve the look and feel, as well as the navigation. Our new site will enable us to ship internationally, add new forms of payment, and create an easier checkout for our customers. Our goal is to enhance the brand shopping experience, drive traffic, improve conversion, and further develop our omni-channel capabilities.

- We are excited to continue building on the momentum of our 'Ask Us' program, which is an initiative we launched in 2010 to fulfill customers' orders when they are unable to find the item they are looking for in our stores. Today, if a customer is unable to find a particular item, we have full visibility of our inventory to fulfill the order from either our eCommerce business or from another store. By the end of 2013, our customers will be able to order online and pick up in-store. In early 2014, we will enable virtual inventory and will have the ability to fulfill online orders through our stores, which will maximize both sales and inventory management.

- In 2013, we will implement a channel planning system that will allow us to maximize our sales and inventory across all three channels of our business.

- To support our omni-channel initiatives, we have made strategic changes to our merchandise planning process and added significant strength to our management team.

There is a lot of excitement taking place at New York & Company in 2013 and we are setting the stage for future growth. In closing, we would like to recognize and thank the talent and dedication of our associates as we evolve our culture and progress toward achieving our goals.

We also greatly appreciate the continued support and confidence of our shareholders and our loyal customers.

Sincerely,



Gregory J. Scott
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 2, 2013

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 1-32315

NEW YORK & COMPANY, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	**33-1031445**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
450 West 33rd Street, 5th Floor, NEW YORK, NEW YORK	**10001**
(Address of principal executive offices)	(Zip Code)

(212) 884-2000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.001 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None.**

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark if the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates as of July 27, 2012 was approximately $134.9 million, using the closing price per share of $4.54, as reported on the New York Stock Exchange as of such date.

The number of shares of registrant's common stock outstanding as of March 29, 2013 was 63,148,148.

DOCUMENTS INCORPORATED BY REFERENCE:

Part III incorporates certain information by reference to the Proxy Statement for the 2013 Annual Meeting of Stockholders.

ANNUAL REPORT ON FORM 10-K INDEX

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K includes forward-looking statements intended to qualify for safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified by terms and phrases such as "anticipate," "believe," "intend," "estimate," "expect," "continue," "could," "may," "plan," "project," "predict" and similar expressions and include references to assumptions that the Company believes are reasonable and relate to its future prospects, developments and business strategies. Factors that could cause the Company's actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to, those discussed under the headings "Item 1A. Risk Factors" and "Item 7A. Quantitative and Qualitative Disclosures About Market Risk" in this Annual Report on Form 10-K.

The Company undertakes no obligation to revise the forward looking statements included in this Annual Report on Form 10-K to reflect any future events or circumstances. The Company's actual results, performance or achievements could differ materially from the results expressed or implied by these forward looking statements.

PART I

Item 1. Business

Overview

New York & Company, Inc. (together with its subsidiaries, collectively the "Company") is a leading specialty retailer of women's fashion apparel and accessories, and the modern wear-to-work destination for women, providing perfectly fitting pants and NY Style that is feminine, polished, on-trend and versatile. The Company's proprietary branded New York & Company® merchandise is sold exclusively through its national network of retail stores and eCommerce store at *www.nyandcompany.com*. The target customers for the Company's merchandise are fashion-conscious, value-sensitive women between the ages of 25 and 45. As of February 2, 2013, the Company operated 519 stores with 2.7 million selling square feet in 43 states.

The Company offers a merchandise assortment consisting of wear-to-work, casual apparel and accessories, including pants, dresses, jackets, knit tops, blouses, sweaters, denim, t-shirts, activewear, handbags and jewelry. The Company's strongest presence is within the wear-to-work and pant categories. The Company's merchandise reflects current fashions and fulfills a broad spectrum of its customers' lifestyle and wardrobe requirements.

The Company positions its retail stores and eCommerce store as a source of fashion, quality and value by providing its customers with an appealing merchandise assortment at attractive price points, generally below those of department stores and other specialty retailers. The Company's stores are typically concentrated in large population centers of the United States and are located in shopping malls, lifestyle centers, outlet centers, and off-mall locations, including urban street locations.

The Company was founded in 1918 and operated as a subsidiary of Limited Brands, Inc. ("Limited Brands") from 1985 to 2002. New York & Company, Inc., formerly known as NY & Co. Group, Inc., was incorporated in the state of Delaware on November 8, 2002. It was formed to acquire all of the outstanding stock of Lerner New York Holding, Inc. ("Lerner Holding") and its subsidiaries from Limited Brands, an unrelated company. On November 27, 2002, Irving Place Capital, formerly known as Bear Stearns Merchant Banking, completed the acquisition of Lerner Holding and its subsidiaries from Limited Brands (the "acquisition of Lerner Holding"). On October 6, 2004, the Company completed an initial public offering and listed its common stock on the New York Stock Exchange.

The Company's fiscal year is a 52- or 53-week year that ends on the Saturday closest to January 31. The 53-week year ended February 2, 2013, and the 52-week years ended January 28, 2012 and January 29, 2011 are referred to herein as "fiscal year 2012," "fiscal year 2011," and "fiscal year 2010," respectively. The 52-week year ending February 1, 2014 is referred to herein as "fiscal year 2013."

The Company's Growth Strategies

The Company believes that it can maximize sales and profitability by providing its customers fashion, quality and value with an appealing merchandise assortment at attractive price points, supported by omni-channel capabilities. One of the Company's top priorities for fiscal year 2013 is to implement an omni-channel retail strategy, which by definition is intended to provide a seamless and consistent customer shopping experience across all channels of the business including New York & Company stores, New York & Company Outlet stores, and the New York & Company eCommerce store. The Company believes that its omni-channel retail strategy will improve its customers' shopping experience, enhance brand image and increase customer loyalty.

eCommerce Store

The Company believes that its eCommerce store (*www.nyandcompany.com*) provides an effective means to reach its existing customers and, more importantly, attract new customers to the New York & Company brand. The eCommerce store is designed to cater to the customers' lifestyle needs by offering an easy alternative to shop, while also increasing brand awareness. The Company believes that it can continue to grow sales with its eCommerce store by broadening its online assortment with new product exclusives and expanded product extensions. The Company is currently in the process of upgrading its eCommerce website, which, among other enhancements, will have a more modern look and feel with easier navigation, offer multiple payment methods for customers, provide international shipping capabilities and interface with a new mobile site.

Expand the New York & Company Outlet Store Base

The New York & Company Outlet stores offer a merchandise mix consisting of apparel and accessories that can be found at New York & Company stores, merchandise specific to the Outlet stores and clearance merchandise. In the near term, the Company expects Outlet exclusive merchandise to represent the majority of the Outlet business. The Company plans to continue opening a number of New York & Company Outlet stores each year, and believes over the long term, the New York & Company Outlet business could grow to over 75 locations. As of February 2, 2013, the Company operated 44 Outlet stores.

Optimize the New York & Company Store Base

The Company is focused on optimizing the size and productivity of its existing New York & Company store base by relocating and remodeling a portion of its existing stores annually. The reduction in non-productive selling square feet is an integral component of the Company's goal to improve productivity and profitability across its chain of stores.

Enhance Brand Image and Increase Customer Loyalty

The Company seeks to build and enhance the recognition, appeal and reach of its New York & Company brand through its merchandise assortment, customer service, and consistent marketing across all channels of the business. The Company believes that its combination of fashion apparel, most notably its wear-to-work and pant categories, combined with accessories and attractive price points differentiates its brand from its competitors and drives strong recognition and endorsement by its target customers.

Design and Merchandising

The Company's product development group, led by its merchant and design teams, is dedicated to consistently delivering to its customers high-quality and on trend fashion apparel and accessories at competitive prices. The Company seeks to provide its customers with key fashion items of the season, as well as a broad assortment of coordinating apparel items and accessories that will complete their wardrobe. The Company's merchandising, marketing and promotional efforts encourage multiple unit and outfit purchases.

While the Company delivers selected new items every two to four weeks to its stores in order to keep the merchandise current and to keep customers engaged, new product lines are introduced into the Company's stores in five major deliveries each year (spring, summer, fall, holiday and pre-spring). Product line development begins with the introduction of design concepts, key styles and its initial assortment selection for the product line. The Company's designers focus on overall concepts and identify and interpret the fashion trends for the season, identifying those particular apparel items and accessories that will appeal to its target customer, designing the product line and presenting it to the Company's merchants for review. The Company's merchants are responsible for developing seasonal strategies and a detailed list of desired apparel pieces and accessories to guide the designers, as well as buying, testing, editing and pricing the line during the season on an ongoing basis. This integrated approach to design, merchandising and sourcing enables the Company to carry a merchandise assortment that addresses customer demand while attempting to minimize inventory risk and maximize sales and profitability.

Sourcing

The Company's sourcing approach focuses on quality, speed and cost in order to provide timely delivery of quality goods. This is accomplished by closely managing the product development cycle, from raw materials and garment production to store-ready packaging, logistics and customs clearance.

Sourcing Relationships. The Company purchases apparel and accessories products both from importers and directly from manufacturers. The Company's relationships with its direct manufacturers are supported by independent buying agents, who help coordinate the Company's purchasing requirements with the factories. The Company's unit volumes, long-established vendor relationships and knowledge of fabric and production costs, combined with a flexible, diversified sourcing base, enable it to buy high-quality, low-cost goods. The Company is not subject to long-term production contracts with any of its vendors, manufacturers or buying agents. The Company's broad sourcing network allows it to meet its factory workplace standards; objectives of quality, cost, speed to market; and inventory efficiency by shifting merchandise purchases as required, and allows it to react quickly to changing market or regulatory conditions. The Company sources nearly all of its merchandise from approximately nine countries, with China, Vietnam and Indonesia representing approximately 91% of all purchases during fiscal year 2012.

Quality Assurance and Compliance Monitoring. The Company entered into a transition services agreement with Limited Brands on November 27, 2002, as amended, in connection with the acquisition of Lerner Holding (the "transition services agreement"). As part of the transition services agreement, Independent Production Services ("IPS"), a unit of Limited Brands, provides the Company with monitoring of country of origin, point of fabrication compliance, compliance with the Company's Code of Business Conduct for suppliers, labor standards, and supply chain security. In addition, all of the factories that manufacture merchandise for the Company sign a master sourcing agreement that details their obligations with respect to quality and ethical business practices. IPS representatives visit apparel factories to ensure that the factory quality control associates understand and comply with the Company's requirements. The Company's independent buying agents and importers also conduct in-line factory and final quality audits.

The Company also engages two independent audit firms to visit each year a selection of factories that manufacture accessories for the Company to ensure that these factories understand and comply with the Company's Code of Business Conduct for suppliers, labor standards and supply chain security standards.

Distribution and Logistics

Limited Brands provides the Company with certain warehousing and distribution services under the transition services agreement. All of the Company's merchandise is received, processed, warehoused and distributed through Limited Brands' distribution center in Columbus, Ohio. Details about each receipt are supplied to the Company's store inventory planners, who determine how the product should be distributed among the Company's stores based on current inventory levels, sales trends and specific product characteristics. Advance shipping notices are electronically communicated to the stores.

Under the transition services agreement, as amended on September 14, 2010, these services will terminate upon the earliest of the following: (i) 24 months from the date that Limited Brands notifies the Company that Limited Brands wishes to terminate the services, which notice shall be no earlier than February 1, 2014; (ii) 24 months from the date that the Company notifies Limited Brands that the Company wishes to terminate the services, which notice shall be no earlier than February 1, 2014; (iii) 60 days after the Company has given notice to Limited Brands that Limited Brands has failed to perform any material obligations under the agreement and such failure shall be continuing; (iv) 30 days after Limited Brands has given notice to the Company that the Company has failed to perform any material obligations under the agreement and such failure shall be continuing; (v) within 75 days of receipt of the annual proposed changes to the agreement schedules which outline the cost methodologies and estimated costs of the services for the coming year, if such proposed changes would result in a significant increase in the amount of service costs that the Company would be obligated to pay; (vi) 15 months after a change of control of the Company, at the option of Limited Brands; or (vii) upon reasonable notice under the prevailing circumstances by the Company to Limited Brands after a disruption of services due to force majeure that cannot be remedied or restored within a reasonable period of time. The Company believes that these services are provided at a competitive price and the Company anticipates continuing to use Limited Brands for these services.

The Company relies on a third-party to operate its eCommerce store, including fulfillment services. The third-party warehouse facility is located in Martinsville, Virginia. Merchandise is received in this location from Limited Brands' distribution center. The operation of the Company's eCommerce store is covered by a master services agreement that is set to expire on April 30, 2018.

Real Estate

As of February 2, 2013, the Company operated 519 stores in 43 states, with an average of 5,251 selling square feet per store. The Company's growth and productivity statistics are reported based on selling square footage because management believes the use of selling square footage yields a more accurate measure of store productivity than gross square footage. All of the Company's stores are leased and are located in large population centers of the United States in shopping malls, lifestyle centers, outlet centers, and off-mall locations, including urban street locations.

Historical Store Count

Fiscal Year	Total stores open at beginning of fiscal year	Number of stores opened during fiscal year	Number of stores closed during fiscal year	Number of stores remodeled during fiscal year	Total stores open at end of fiscal year
2008	578	25	(14)	14	589
2009	589	11	(24)	3	576
2010	576	22	(43)	8	555
2011	555	—	(23)	11	532
2012	532	18	(31)	13	519

Historical Selling Square Footage

Fiscal Year	Total selling square feet at beginning of fiscal year	Increase in selling square feet for stores opened during fiscal year	Reduction of selling square feet for stores closed during fiscal year	Net (reduction) increase of selling square feet for stores remodeled during fiscal year	Total selling square feet at end of fiscal year
2008	3,327,450	104,641	(98,572)	(38,740)	3,294,779
2009	3,294,779	31,755	(133,398)	466	3,193,602
2010	3,193,602	74,830	(230,435)	(11,514)	3,026,483
2011	3,026,483	—	(123,978)	(29,069)	2,873,436
2012	2,873,436	64,224	(175,483)	(36,904)	2,725,273

Store Count by State as of February 2, 2013

State	# of Stores	State	# of Stores	State	# of Stores
Alabama	10	Maine	1	North Dakota	1
Arizona	8	Maryland	15	Ohio	22
Arkansas	3	Massachusetts	11	Oklahoma	4
California	48	Michigan	12	Pennsylvania	34
Colorado	6	Minnesota	7	Rhode Island	3
Connecticut	7	Mississippi	4	South Carolina	13
Delaware	2	Missouri	11	South Dakota	1
Florida	31	Nebraska	3	Tennessee	14
Georgia	18	Nevada	5	Texas	46
Illinois	20	New Hampshire	2	Utah	2
Indiana	8	New Jersey	29	Virginia	21
Iowa	1	New Mexico	1	Washington	1
Kansas	2	New York	47	West Virginia	3
Kentucky	7	North Carolina	19	Wisconsin	8
Louisiana	8				
				Grand Total	519

Site Selection. The Company's real estate management team is responsible for new store site selection. In selecting a specific location for a new store, the Company targets high-traffic real estate in locations with demographics reflecting concentrations of the Company's target customers and a complementary tenant mix.

The Company plans to open a number of new New York & Company Outlet stores each year, while relocating and remodeling a portion of its existing store base annually. Each Outlet store is approximately 3,000 to 5,000 selling square feet. New York & Company Outlet stores offer a merchandise mix consisting of apparel and accessories that can be found at New York & Company stores, merchandise specific to the Outlet stores and clearance merchandise. In the near term, the Company expects Outlet exclusive merchandise to represent the majority of the Outlet business.

During fiscal year 2012, the Company opened 18 new Outlet stores, remodeled 13 stores and closed 31 stores, ending the year with 519 stores, including 44 Outlet stores and 2.7 million selling square feet. The Company believes over the long term, the New York & Company Outlet business could grow to over 75 locations.

The Company expects to fund future store openings with cash flow from operations and, if necessary, borrowings under its revolving credit facility.

Store Display and Merchandising. The Company's stores are designed to effectively display its merchandise and create an upbeat atmosphere. Expansive front windows allow potential customers to see easily into the store and are used as a vehicle to highlight major merchandising and promotional events. The open floor design allows customers to readily view the majority of the merchandise on display, while store fixtures allow for the efficient display of garments and accessories. Merchandise displays are modified on a weekly basis based on sales trends and inventory receipts. The Company's in-store product presentation utilizes a variety of different fixtures to highlight the product line's breadth and versatility. Complete outfits are displayed throughout the store using garments from a variety of product categories. The Company displays complete outfits to demonstrate how its customers can combine different pieces in order to increase unit sales.

Pricing and Promotional Strategy. The Company's in-store pricing and promotional strategy is designed to drive customer traffic and promote brand loyalty. The promotional pricing strategy is designed to encourage multiple unit sales. Select key items are also prominently displayed in store windows at competitive prices to drive traffic into the stores.

Inventory Management. The Company's inventory management systems are designed to maximize merchandise profitability and increase inventory turns. The Company constantly monitors inventory turns on the selling floor and uses pricing and promotions to maximize sales and profitability and to achieve inventory turn goals. The Company has a refined inventory loss prevention program that is integrated with the store operations and finance departments of its business. This program includes electronic article surveillance systems in a majority of stores as well as the monitoring of merchandise returns, merchandise voids, employee sales and deposits, and educating store personnel on loss prevention.

Field Sales Organization. Store operations are organized into four regions and 43 districts. Each region is managed by a regional sales leader. The Company staffs approximately 43 district sales leaders, with each typically responsible for the sales and operations of 12 stores on average. Each store is typically staffed with a store manager and two additional support managers. Higher volume stores may have additional support managers as required. All stores are staffed with hourly sales associates. The Company has approximately 1,500 full-time in-store managers. The Company seeks to instill enthusiasm and dedication in its store management personnel by maintaining an incentive/bonus plan for its field managers. The program is currently based on monthly sales performance and seasonal inventory loss targets. The Company believes that this program effectively creates incentives for its senior field professionals and aligns their interests with the financial goals of the Company. The Company evaluates merchandise fill, fitting room service, checkout service, and store appearance. Stores are required to meet or exceed established corporate standards to ensure the quality of the Company's customers' overall in-store experience.

Store Sales Associates. The Company typically employs between 5,000 and 9,000 full- and part-time store sales associates, depending on the Company's seasonal needs. The Company has well-established store operating policies and procedures, updated and efficient point-of-sale ("POS") terminals and an in-store training program for all new store employees. Detailed product descriptions are also provided to sales associates to enable them to gain familiarity with product offerings. The Company offers its sales associates a discount to encourage them to wear the Company's apparel and accessories on the selling floor.

Brand Building and Marketing

The Company believes that its New York & Company brand is among its most important assets. The Company's ability to continuously evolve its brand to appeal to the changing needs and priorities of its target customer is a key source of its competitive advantage. The Company believes its fashion apparel, most notably its wear-to-work and pant categories, combined with accessories, proprietary merchandise designs, value pricing, merchandise quality, in-store merchandise display and store service differentiates its brand from its competitors and drives strong brand recognition and endorsement by its target customers. The Company consistently communicates its brand image across all aspects of its business, including product design, store merchandising and shopping environments, channels of distribution, and marketing and advertising. The Company continues to invest in the development of its brand through, among other things, direct mail marketing, Fashion Books, in-store marketing, e-mail and text messaging programs, social media such as Facebook, and select advertising. The Company also makes investments to enhance the overall client experience through opening new stores, remodeling existing stores, broadening its assortment online at *www.nyandcompany.com*, and focusing on client service.

The Company believes that it is strategically important to communicate on a regular basis directly with its current customer base and with potential customers. The Company uses its customer database, which includes approximately 6.3 million customers who have made purchases within the last twelve months, to design marketing programs to attract its core customers.

Customer Credit

The Company has a credit card processing agreement with a third party (the "administration company") that provides the services of the Company's proprietary credit card program. The Company allows payments on this credit card to be made at its stores as a service to its customers. The administration company owns the credit card accounts, with no recourse to the Company. All of the Company's proprietary credit cards carry the New York & Company brand. These cards provide purchasing power to customers and additional vehicles for the Company to communicate product offerings.

Information Technology

Information technology is a key component of the Company's business strategy and the Company is committed to utilizing technology to enhance its competitive position. The Company's information systems integrate data from the field sales, design, merchandising, planning and distribution, and financial reporting functions. The Company's core business systems consist of both purchased and internally developed software, operating on UNIX, AS400 and Windows NT platforms. These systems are accessed over a company-wide network and provide corporate employees with access to key business applications.

Sales, cash deposit and related credit card information are electronically collected from the stores' POS terminals and eCommerce website on a daily basis. During this process, the Company also obtains information concerning inventory receipts and transmits pricing, markdown and shipment notification data. In addition, where permitted by law, the Company collects customer transaction data to update its customer database. The merchandising staff and merchandise planning staff evaluate the sales and inventory information collected from the stores to make key merchandise planning decisions, including orders and markdowns. These systems enhance the Company's ability to optimize sales while limiting markdowns, achieve planned inventory turns, reorder successful styles, and effectively distribute new inventory to the stores.

During fiscal year 2013, one of the Company's top priorities is to implement an omni-channel retail strategy, which provides a seamless customer experience through all channels of the business, including New York & Company stores, New York & Company Outlet stores, and the New York & Company eCommerce store. To that end, the Company has embarked on several initiatives, among which are the upgrade of its eCommerce platform and website and the implementation of channel planning capabilities using its JDA Enterprise system, which it believes will improve its customers' shopping experience, enhance brand image and increase customer loyalty.

In addition, during fiscal year 2013 the Company will begin the implementation of TradeStone's Merchandise Lifecycle Management solutions, which will be rolled out in two phases over a two-year period. This software will be used to manage the Company's entire product lifecycle from design concept to the delivery of finished product in its stores; streamlining internal processes, enhancing communication with apparel and accessories vendors (overseas and domestic), and eliminating information silos and disconnected systems.

Competition

The retail and apparel industries are highly competitive. The Company has positioned its stores as a source of fashion, quality and value by providing its customers with an appealing merchandise assortment at attractive price points generally below those of department stores and other specialty retailers. The Company competes with traditional department stores, specialty store retailers, discount apparel stores and direct marketers for, among other things, customers, raw materials, market share, retail space, finished goods, sourcing and personnel. The Company differentiates itself from its competitors on the basis of its fashion apparel, most notably its wear-to-work and pant categories, combined with accessories, proprietary merchandise designs, value pricing, merchandise quality, in-store merchandise display and store service.

Seasonality

The Company views the retail apparel market as having two principal selling seasons: spring (first and second quarter) and fall (third and fourth quarter). The Company's business experiences seasonal fluctuations in net sales and operating income, with a significant portion of its operating income typically realized during the fourth quarter. Seasonal fluctuations also affect inventory levels. The Company must carry a significant amount of inventory, especially before the holiday season selling period in the fourth quarter and prior to the Easter and Mother's Day holidays toward the end of the first quarter and beginning of the second quarter.

Intellectual Property

The Company believes that it has all of the registered trademarks it needs to protect its New York & Company®, Lerner®, Lerner New York®, New York Style®, City Stretch®, City Style® and NY&C® brands and it vigorously enforces all of its trademark rights.

Employees and Labor Relations

As of February 2, 2013, the Company had a total of 6,624 employees of which 1,997 were full-time employees and 4,627 were part-time employees, who are primarily store associates. The number of part-time employees fluctuates depending on the Company's seasonal needs. The collective bargaining agreement with the Local 1102 unit of the Retail, Wholesale and Department Store Union (RWDSU) AFL-CIO ("Local 1102") is set to expire August 31, 2013. Approximately 8% of the Company's total employees are covered by collective bargaining agreements and are primarily non-management store associates. The Company believes its relationship with its employees is good.

Government Regulation

The Company is subject to federal and state minimum wage laws, as well as various business customs, truth-in-advertising, truth-in-lending and other laws, including consumer protection regulations and zoning and occupancy ordinances that regulate retailers generally and/or govern the importation, promotion and sale of merchandise, the use of the Company's proprietary credit cards and the operation of retail stores and warehouse facilities. The Company undertakes to monitor changes in these laws and believes that it is in material compliance with applicable laws with respect to these practices.

The majority of the Company's merchandise is manufactured by factories located outside of the United States. These products are imported and are subject to U.S. customs laws, which impose tariffs for textiles and apparel. In addition, some of the Company's imported products are eligible for certain duty-advantaged programs, including but not limited to the North American Free Trade Agreement, the Andean Trade Preference Act, the U.S. Caribbean Basin Trade Partnership Act and the Caribbean Basin Initiative.

Available Information

The Company makes available free of charge on its website, http://www.nyandcompany.com, copies of its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") as soon as reasonably practicable after filing or furnishing such material electronically with the United States Securities and Exchange Commission. Copies of the charters of each of the Company's Audit Committee, Compensation Committee, and Nomination & Governance Committee, as well as the Company's Corporate Governance Guidelines, Code of Business Conduct for Associates, Code of Conduct for Principal Executive Officers and Key Financial Associates, and Code of Business Conduct for Suppliers, are also available on the website.

Item 1A. Risk Factors

Economic conditions may cause a decline in business and consumer spending which could adversely affect the Company's business and financial performance.

The Company's business is impacted by general economic conditions and their effect on consumer confidence and the level of consumer spending on the merchandise the Company offers. These economic factors include recessionary cycles, interest rates, currency exchange rates, economic growth, wage rates, unemployment levels, energy prices, availability of consumer credit, and consumer confidence, among others. The current economic conditions may continue to negatively affect consumer purchases of the Company's merchandise and adversely impact the Company's business, financial condition and results of operations. The current economic conditions could also negatively impact the Company's merchandise vendors and their ability to deliver products and sustain profits and sufficient liquidity. To counteract their cash flow problems, the Company's merchandise vendors may require letters-of-credit or attempt to increase prices, pass through increased costs or seek some other form of relief, which may adversely impact the Company's business, financial condition and results of operations. In addition, economic conditions could negatively impact the Company's retail landlords and their ability to maintain their shopping centers in a first-class condition and otherwise perform their obligations, which could negatively impact traffic in the Company's stores leading to a decrease in sales and profitability.

The raw materials used to manufacture the Company's products and its distribution and labor costs are subject to availability constraints and price volatility, which could result in increased costs.

The raw materials used to manufacture the Company's products are subject to availability constraints and price volatility caused by high demand for petroleum-based synthetic fabrics, weather, supply conditions, government regulations, economic climate and other unpredictable factors. The Company sources nearly all of its merchandise from approximately nine countries, with China, Vietnam and Indonesia representing approximately 91% of all purchases during fiscal year 2012. Any one of these countries could experience increased inflationary pressure, which could lead to increased costs for the Company. In addition, the Company's transportation and labor costs are subject to price volatility caused by the price of oil, supply of labor, governmental regulations, economic climate and other unpredictable factors. Increases in demand for, or the price of, raw materials, distribution services and labor, could have a material adverse effect on the Company's business, financial condition and results of operations.

If the Company is not able to respond to fashion trends in a timely manner, develop new merchandise or launch new product lines successfully, it may be left with unsold inventory, experience decreased profits or incur losses or suffer reputational harm to its brand image.

The Company's success depends in part on management's ability to anticipate and respond to changing fashion tastes and consumer demands and to translate market trends into appropriate, saleable product offerings. Customer tastes and fashion trends change rapidly. If the Company is unable to successfully identify or react to changing styles or trends and misjudges the market for its products or any new product lines, its sales may be lower, gross margins may be lower and the Company may be faced with a significant amount of unsold finished goods inventory. In response, the Company may be forced to increase its marketing promotions or price markdowns, which could have a material adverse effect on its financial condition and results of operations. The Company's brand image may also suffer if customers believe that it is no longer able to offer the latest fashions.

Fluctuations in comparable store sales and results of operations could cause the price of the Company's common stock to decline substantially.

The Company's results of operations for its individual stores have fluctuated in the past and can be expected to fluctuate in the future. Since the beginning of fiscal year 2004 through fiscal year 2012, the Company's quarterly comparable store sales have ranged from an increase of 14.1% to a decrease of 16.4%. The Company cannot ensure that it will be able to achieve consistency in its future sales and cannot ensure a high level of comparable store sales in the future.

The Company's comparable store sales and results of operations are affected by a variety of factors, including but not limited to:

- fashion trends;
- mall traffic;
- the Company's ability to effectively market to its customers and drive traffic to its stores;
- calendar shifts of holiday or seasonal periods;

- the effectiveness of the Company's inventory management;
- changes in the Company's merchandise mix;
- the timing of promotional events;
- weather conditions;
- changes in general economic conditions and consumer spending patterns; and
- actions of competitors or mall anchor tenants.

If the Company's future comparable store sales fail to meet expectations, then the market price of the Company's common stock could decline substantially. For more information, you should refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Annual Report on Form 10-K.

The Company's net sales, operating income and inventory levels fluctuate on a seasonal basis and decreases in sales or margins during the Company's peak seasons could have a disproportionate effect on its overall financial condition and results of operations.

The Company's business experiences seasonal fluctuations in net sales and operating income, with a significant portion of its operating income typically realized during its fourth quarter. Any decrease in sales or margins during this period could have a disproportionate effect on the Company's financial condition and results of operations. You should refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Quarterly Results and Seasonality" for more information.

Seasonal fluctuations also affect the Company's inventory levels. The Company must carry a significant amount of inventory, especially before the holiday season selling period in the fourth quarter and prior to the Easter and Mother's Day holidays toward the end of the first quarter and beginning of the second quarter. If the Company is not successful in selling its inventory, it may have to write down the value of its inventory or sell it at significantly reduced prices or the Company may not be able to sell such inventory at all, which could have a material adverse effect on the Company's financial condition and results of operations.

Since the Company relies significantly on foreign sources of production, it is at risk from a variety of factors that could leave it with inadequate or excess inventories, resulting in decreased profits or losses.

The Company purchases apparel and accessories in foreign markets, with a significant portion coming from China, Vietnam and Indonesia. The Company does not have any long-term merchandise supply contracts and many of its imports are subject to existing or potential duties and tariffs. The Company competes with other companies for production facilities.

The Company also faces a variety of other risks generally associated with doing business in foreign markets and importing merchandise from abroad, such as:

- political or labor instability in countries where vendors are located;
- political or military conflict involving the United States, which could cause a delay in the transportation of the Company's products and an increase in transportation costs;
- heightened terrorism security concerns, which could subject imported goods to additional, more frequent or more thorough inspections, leading to delays in deliveries or impoundment of goods for extended periods or could result in decreased scrutiny by customs officials for counterfeit goods, leading to lost sales and damage to the reputation of the Company's brand;

- natural disasters, disease epidemics and health related concerns, which could result in closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in infected areas;
- the migration and development of manufacturers, which can affect where the Company's products are or will be produced;
- imposition of regulations relating to imports and the Company's ability to adjust in a timely manner to changes in trade regulations, which among other things, could limit the Company's ability to source products from countries that have the labor and expertise needed to manufacture its products on a cost-effective basis;
- imposition of duties, taxes and other charges on imports; and
- currency volatility.

Any of the foregoing factors, or a combination thereof, could have a material adverse effect on the Company's business.

The Company's manufacturers may be unable to manufacture and deliver products in a timely manner or meet its quality standards, which could result in lost sales, cancellation charges or excessive markdowns.

The Company purchases apparel and accessories from importers and directly from third-party manufacturers. Similar to most other specialty retailers, the Company has short selling seasons for much of its inventory. Factors outside of the Company's control, such as manufacturing or shipping delays or quality problems, could disrupt merchandise deliveries and result in lost sales, product recalls, cancellation charges or excessive markdowns.

The Company's growth strategy includes the addition of a number of new New York & Company Outlet stores each year, while relocating and remodeling a portion of its existing store base annually. The Company may not be able to successfully implement this strategy on a timely basis or at all. In addition, the Company's growth strategy may strain its resources and cause the performance of its existing stores to suffer.

The Company's growth strategy includes the addition of a number of new New York & Company Outlet stores each year, while relocating and remodeling a portion of its existing store base annually. The success of this strategy is dependent upon, among other things, the identification of suitable markets and sites for store locations, the negotiation of acceptable lease and renewal terms, including the renegotiation of existing rent concessions, the hiring, training and retention of competent sales personnel, and the effective management of inventory to meet the needs of new and existing stores on a timely basis. To the extent that the Company's new Outlet store openings are in existing markets, the Company may experience reduced net sales volumes in existing stores in those markets. The Company expects to fund its new stores through cash flow from operations and, if necessary, by borrowings under its revolving credit facility; however, if the Company experiences a decline in performance, the Company may slow or discontinue store openings. The Company may not be able to successfully execute any of these strategies on a timely basis. If the Company fails to successfully implement these strategies, its financial condition and results of operations would be adversely affected.

In addition, continued consolidation in the commercial retail real estate market could affect the Company's ability to successfully negotiate favorable lease and renewal terms for its stores in the future. Should significant consolidation continue, a large proportion of the Company's store base could be concentrated with one or a few entities that could then be in a position to dictate unfavorable terms due to their significant negotiating leverage. If the Company is unable to negotiate favorable lease terms with these entities, this could affect its ability to profitably operate its stores, which could adversely affect the Company's financial condition and results of operations.

A reduction in the volume of mall traffic could significantly reduce the Company's sales and leave it with unsold inventory, reducing the Company's profits or creating losses.

Many of the Company's stores are located in shopping malls. Sales at these stores are derived, in part, from the volume of traffic in those malls. The Company's stores benefit from the ability of the mall's other tenants and other area attractions to generate consumer traffic in the vicinity of its stores and the continuing popularity of malls as shopping destinations. Sales volume and mall traffic may be adversely affected by economic downturns in a particular area, competition from internet retailers, non-mall retailers and other malls where the Company does not have stores and the closing of other stores in the malls in which the Company's stores are located. A reduction in mall traffic as a result of these or any other factors could materially adversely affect the Company's business.

Because of the Company's focus on keeping its inventory at the forefront of fashion trends, extreme and/or unseasonable weather conditions could have a disproportionately large effect on the Company's business, financial condition and results of operations because it would be forced to mark down inventory.

Extreme weather conditions in the areas in which the Company's stores are located could have a material adverse effect on the Company's business, financial condition and results of operations. For example, heavy snowfall or other extreme weather conditions over a prolonged period might make it difficult for the Company's customers to travel to its stores. The Company's business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of the Company's inventory incompatible with those unseasonable conditions. These prolonged unseasonable weather conditions could adversely affect the Company's business, financial condition and results of operations.

If third parties who manage some aspects of the Company's business do not adequately perform their functions, the Company might experience disruptions in its business, leaving it with inadequate or excess inventories, among other adverse effects, resulting in decreased profits or losses.

Limited Brands handles the distribution of the Company's merchandise through its distribution facility in Columbus, Ohio pursuant to a transition services agreement. The efficient operation of the Company's stores is dependent on its ability to distribute merchandise to locations throughout the United States in a timely manner. The Company depends on Limited Brands to receive, sort, pack and distribute substantially all of the Company's merchandise. As part of the transition services agreement, Limited Brands contracts with third-party transportation companies to deliver the Company's merchandise from foreign ports to their warehouses and to the Company's stores. Any failure by any of these third parties to respond adequately to the Company's warehousing and distribution needs would disrupt the Company's operations and negatively impact its profitability.

Additional services are also provided by Limited Brands and its subsidiaries and affiliates pursuant to the transition services agreement. IPS assists the Company with its monitoring of country of origin and point of fabrication compliance for U.S. Customs. IPS also monitors compliance with the Company's Code of Business Conduct for suppliers, and labor standards and supply chain security standards. Any failure of Limited Brands or IPS to fulfill their obligations under the transition services agreement would disrupt the Company's operations and negatively impact its profitability.

Under the transition services agreement, as amended on September 14, 2010, these services will terminate upon the earliest of the following: (i) 24 months from the date that Limited Brands notifies the Company that Limited Brands wishes to terminate the services, which notice shall be no earlier than February 1, 2014; (ii) 24 months from the date that the Company notifies Limited Brands that the Company wishes to terminate the services, which notice shall be no earlier than February 1, 2014; (iii) 60 days after the Company has given notice to Limited Brands that Limited Brands has failed to perform any material obligations under the agreement and such failure shall be continuing; (iv) 30 days after Limited Brands has given notice to the Company that the Company has failed to perform any material obligations under the agreement and such failure shall be continuing; (v) within 75 days of receipt of the annual proposed changes to the agreement schedules which outline the cost methodologies and estimated costs of the services for the coming year, if such proposed changes would result in a significant increase in the amount of service costs that the Company would be obligated to pay; (vi) 15 months after a change of control of the Company, at the option of Limited Brands; or (vii) upon reasonable notice under the prevailing circumstances by the Company to Limited Brands after a disruption of services due to force majeure that cannot be remedied or restored within a reasonable period of time. The Company believes that these services are provided at a competitive price and the Company anticipates continuing to use Limited Brands for these services. The Company's failure to successfully replace the services could have a material adverse effect on the Company's business and prospects.

The Company uses a third party for its eCommerce operations, including order management, order fulfillment, customer care, and channel management services. A failure by the third party to adequately manage the Company's eCommerce operations may negatively impact the Company's profitability.

The Company relies on third parties to monitor Code of Business Conduct for suppliers and labor standards compliance, supply chain security standards, and product quality requirements for its accessories business. Any failure by these third parties to adequately perform their functions may disrupt the Company's operations and negatively impact its reputation and its profitability.

The Company may rely on third parties for the implementation and/or management of certain aspects of its information technology infrastructure. Failure by any of these third parties to implement and/or manage the Company's information technology infrastructure effectively could disrupt its operations and negatively impact its profitability.

The Company relies on a third party to administer its proprietary credit card program. The inability of the administration company to effectively service the credit card program could materially limit credit availability for the Company's customers, which would negatively impact the Company's revenues and, consequently, its profitability.

A work stoppage resulting from, among other things, a dispute over a collective bargaining agreement covering employees of a third party relied on by the Company or employees of the Company, may cause disruptions in the Company's business and negatively impact its profitability.

The Company's marketing efforts rely upon the effective use of customer information. Restrictions on the availability or use of customer information could adversely affect the Company's marketing program, which could result in lost sales and a decrease in profits.

The Company uses its customer database to market to its customers. Any limitations imposed on the use of such consumer data, whether imposed by federal or state governments or business partners, could have an adverse effect on the Company's future marketing activity. In addition, while the Company is compliant with Payment Card Industry Data Security Standards ("PCI DSS"), to the extent the Company's or its business partners' security procedures and protection of customer information prove to be insufficient or inadequate, the Company may become subject to litigation, which could expose it to liability and cause damage to its reputation or brand.

The Company relies on its manufacturers to use acceptable ethical business practices, and if they fail to do so, the New York & Company brand name could suffer reputational harm and the Company's sales could decline or its inventory supply could be interrupted.

The Company requires its manufacturers to operate in compliance with applicable laws, rules and regulations regarding working conditions, employment practices, product quality and safety, and environmental compliance. Additionally, the Company imposes upon its business partners operating guidelines that require additional obligations in order to promote ethical business practices. The staff of third party inspection services companies, and the staff of the Company's non-exclusive buying agents and importers periodically visit and monitor the operations of the Company's manufacturers to determine compliance. However, the Company does not control its manufacturers or their labor and other business practices. If one of the Company's manufacturers violates labor or other laws or implements labor or other business practices that are generally regarded as unethical in the United States, the shipment of finished products to the Company could be interrupted, orders could be canceled, relationships could be terminated and the Company's reputation could be damaged. Any of these events could have a material adverse effect on the Company's revenues and, consequently, its results of operations.

The Company is subject to numerous laws and regulations that could affect its operations. Changes in such laws and regulations could affect its profitability and impact the operation of its business through delayed shipments of its goods, increased costs, fines or penalties.

The Company is subject to federal and state minimum wage laws, as well as various business customs, truth-in-advertising, truth-in-lending and other laws, including consumer protection regulations and zoning and occupancy ordinances that regulate retailers generally and/or govern the importation, promotion and sale of merchandise, the use of the Company's proprietary credit cards and the operation of retail stores and warehouse facilities. Although the Company undertakes to monitor changes in these laws, if these laws change without the Company's knowledge, or are violated by the Company's employees, importers, buying agents, manufacturers or distributors, the Company could experience delays in shipments and receipt of goods or be subject to fines or other penalties under the controlling laws or regulations, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. Changes in these laws or regulations could result in increased costs to the Company, which could have a material adverse effect on the Company's financial condition and results of operations.

Government mandatory healthcare requirements could adversely affect the Company's profits.

In March 2010, the Patient Protection and Affordable Care Act (the "Act") and the Health Care and Education Reconciliation Act of 2010 (the "Reconciliation Act") were signed into law. The Act, as modified by the Reconciliation Act, includes a large number of health care provisions to take effect over four years. The costs of these provisions are expected to be funded by a variety of taxes and fees. Some of the taxes and fees, as well as certain health care changes required by these provisions, are expected to result, directly or indirectly, in increased health care costs for the Company. This legislation as well as any future changes in healthcare legislation could increase expenses for the Company and have an adverse effect on the Company's financial condition and results of operations.

The Company may be unable to compete favorably in the highly competitive retail industry, and if it loses customers to its competitors, its sales could decrease causing a decrease in profits or losses.

The sale of apparel and accessories is highly competitive. Increased competition could result in price reductions, increased marketing expenditures and loss of market share, all of which could have a material adverse effect on the Company's financial condition and results of operations.

The Company competes for sales with a broad range of other retailers, including individual and chain fashion specialty stores and department stores. In addition to the traditional store-based retailers, the Company also competes with direct marketers that sell similar lines of merchandise and target customers through catalogs and eCommerce.

Some of the Company's competitors may have greater financial, marketing and other resources available to them. In many cases, the Company's competitors sell their products in stores that are located in the same shopping malls as the Company's stores. In addition to competing for sales, the Company competes for favorable site locations and lease terms in shopping malls.

The Company may be unable to protect its trademarks, which could diminish the value of its brand.

The Company's trademarks are important to its success and competitive position. The Company's major trademarks are New York & Company, Lerner, Lerner New York, New York Style, City Stretch, City Style and NY&C and are protected in the United States and internationally. The Company engages in the following steps to protect and enforce its trademarks: file and prosecute trademark applications for registration in those countries where the marks are not yet registered; response to office actions and examining attorneys in those countries where the marks are not yet registered; maintenance of its trademark portfolio in the United States and foreign countries; filings of statements of use, renewal documents, assignments, change of name and address forms; policing of marks and third party infringements; initiation and defense of opposition and/or cancellation proceedings, including discovery and preparation of evidence; and litigation, including filing enforcement lawsuits against third party infringers. The Company is susceptible to others imitating the Company's products and infringing on the Company's intellectual property rights. Imitation or counterfeiting of the Company's products or other infringement of the Company's intellectual property rights could diminish the value of its brand or otherwise adversely affect its revenues. The actions the Company has taken to establish and protect its trademarks may not be adequate to prevent imitation of its products by others or to prevent others from seeking to invalidate its trademarks or block sales of its products as a violation of the trademarks and intellectual property rights of others. In addition, others may assert rights in, or ownership of, trademarks and other intellectual property rights of the Company or in marks that are similar to the Company's or marks that the Company licenses and/or markets and the Company may not be able to successfully resolve these types of conflicts to its satisfaction. In some cases, there may be trademark owners who have prior rights to the Company's marks because the laws of certain foreign countries may not protect intellectual property rights to the same extent as do the laws of the United States. In other cases, there may be holders who have prior rights to similar marks. Failure to protect the Company's trademarks could result in a material adverse effect on the Company's business.

The Company relies on its information technology infrastructure, which includes third party and internally developed software, and purchased or leased hardware that support the Company's information technology and various business processes. The Company's business, reputation and brand image could suffer if its infrastructure fails to perform as intended.

The Company relies on purchased or leased hardware and software licensed from third parties or internally developed in order to manage its business. The Company's ability to maintain and upgrade its information technology infrastructure is critical to the success of its business and the implementation of its omni-channel retail strategy beginning in fiscal year 2013. This hardware and software may not continue to be available on commercially reasonable terms or at all. Any disruptions to the Company's infrastructure or loss of the right to use any of this hardware or software could affect the Company's operations, which could negatively affect the Company's business until corrected or until equivalent technology is either developed by the Company or, if available, is identified, obtained and integrated. In addition, the software underlying the Company's operations can contain undetected errors. The

Company may be forced to modify its operations until such problems are corrected and, in some cases, may need to implement enhancements to correct errors that it does not detect. Problems with the software underlying the Company's operations could result in loss of revenue, unexpected expenses and capital costs, diversion of resources, loss of market share and damage to the Company's reputation which could adversely affect the Company's business, financial condition and results of operations.

The Company and third parties that manage portions of the Company's secure data are subject to cybersecurity risks and incidents. The Company's business involves the storage and transmission of customers' personal information, shopping preferences and credit card information, in addition to employee information and the Company's financial and strategic data. The protection of the Company's customer, employee and Company data is vitally important to the Company. While the Company has implemented measures to prevent security breaches and cyber incidents, any failure of these measures and any failure of third parties that assist the Company in managing its secure data could adversely affect the Company's business, financial condition and results of operations.

In conjunction with the implementation of the Company's omni-channel retail strategy in fiscal year 2013, the Company is embarking upon several new initiatives, including, among others, the upgrade of its eCommerce store, the implementation of channel planning capabilities using its JDA Enterprise system, and the implementation of TradeStone's Lifecycle Management solutions, which will be used to manage the Company's product lifecycle from design concept to the delivery of finished product in its stores. The Company's omni-channel retail strategy and these related systems initiatives are complex and require managerial and financial expertise to implement successfully. If the Company is unable to successfully implement these initiatives or if its customers are not provided with the intended benefits, the Company's financial condition and results of operations could be adversely affected.

Because the Company's brand is associated with all of its New York & Company merchandise in addition to its stores, the Company's success depends heavily on the value associated with its brand. The New York & Company name is integral to the Company's existing business, as well as to the implementation of its strategy for growing and expanding its business. The New York & Company brand could be adversely affected if the Company's public image or reputation were to be tarnished, which could result in a material adverse effect on the Company's business. If the value associated with the Company's brand were to diminish, the Company's sales could decrease, causing lower profits or losses.

Risks associated with the Company's eCommerce store

The Company operates an on-line store at *www.nyandcompany.com* to sell its merchandise. The Company's eCommerce operations are subject to numerous risks, including unanticipated operating problems, reliance on third-party computer hardware and software providers, system failures, cybersecurity breaches and the need to invest in additional computer systems. The eCommerce operations also involve other risks that could have an impact on the Company's results of operations, including but not limited to diversion of sales from the Company's other stores, rapid technological change, liability for on-line content, credit card fraud and risks related to the failure of the computer systems that operate the website and its related support systems. If the Company is unable to successfully address and respond to these risks, eCommerce revenues could be lost, costs could increase, and the Company's reputation may be damaged.

The covenants in the Company's credit facility impose restrictions that may limit its operating and financial flexibility.

The Company's credit facility contains a number of significant restrictions and covenants that limit its ability to:

- incur additional indebtedness;
- declare dividends, make distributions or redeem or repurchase capital stock, including the Company's common stock, or to make certain other restricted payments or investments;
- sell assets, including capital stock of restricted subsidiaries;
- agree to payment restrictions affecting the Company's restricted subsidiaries;
- consolidate, merge, sell or otherwise dispose of all or substantially all of the Company's assets;
- incur liens;
- alter the nature of the Company's business;
- enter into sale/leaseback transactions;
- conduct transactions with affiliates; or
- designate the Company's subsidiaries as unrestricted subsidiaries.

In addition, the Company's credit facility includes other and more restrictive covenants and prohibits it from prepaying its other indebtedness while indebtedness under its credit facility is outstanding. The agreement governing the Company's credit facility also requires it to achieve specified financial and operating results and maintain compliance with specified financial ratios. The Company's ability to comply with these ratios may be affected by events beyond the Company's control.

The restrictions contained in the agreement governing the Company's credit facility could:

- limit the Company's ability to plan for or react to market conditions or meet capital needs or otherwise restrict its activities or business plans; and
- adversely affect the Company's ability to finance its operations, strategic acquisitions, investments or other capital needs or to engage in other business activities that would be in the Company's interest.

A breach of any of these restrictive covenants or the Company's inability to comply with the required financial ratios could result in a default under the agreement governing its credit facility. If a default occurs, the lender under the credit facility may elect to declare all borrowings outstanding, together with accrued interest and other fees, to be immediately due and payable.

The lender also has the right in these circumstances to terminate any commitments the lender has to provide further borrowings. If the Company is unable to repay outstanding borrowings when due, the lender under the credit facility also has the right to proceed against the collateral, including the Company's available cash, granted to the lender to secure the indebtedness.

The Company may lose key personnel.

The Company believes that it has benefited from the leadership and experience of its Chief Executive Officer, Gregory J. Scott, and its other key executives. The loss of the services of any of these individuals could have a material adverse effect on the business and the prospects of the Company. Competition for key personnel in the retail industry is intense and the Company's future success will depend upon its ability to retain, recruit and train qualified personnel.

The Company is a "controlled company," and the interests in its business of its controlling stockholders may be different from yours.

Pursuant to a stockholders agreement among certain stockholders of the Company, Irving Place Capital (formerly known as Bear Stearns Merchant Banking) is able to, subject to applicable law, designate a majority of the members of the Board of Directors of the Company and control actions to be taken by the Company and its Board of Directors, including amendments to the Company's restated certificate of incorporation and amended and restated bylaws and approval of significant corporate transactions, including mergers and sales of substantially all of the Company's assets. The directors so elected will have the authority, subject to the terms of the Company's indebtedness and the rules and regulations of the New York Stock Exchange, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. Because Irving Place Capital owns more than 50% of the voting power of the Company, the Company is considered a "controlled company" for the purposes of the New York Stock Exchange listing requirements. As such, the Company is permitted to opt out of the New York Stock Exchange corporate governance requirements that its Board of Directors, its Compensation Committee and its Nomination and Governance Committee meet the standard of independence established by those corporate governance requirements. As a result, the Company's Board of Directors and those committees may have more directors who do not meet the New York Stock Exchange independence standards than they would if those independence standards were to apply. The New York Stock Exchange independence standards are intended to ensure that directors who meet the independence standard are free of any conflicting interest that could influence their actions as directors. Two of the Company's directors are employees of Irving Place Capital, and one of the Company's directors is a senior advisor to Irving Place Capital. It is possible that the interests of Irving Place Capital or that of an entity that controls Irving Place Capital may in some circumstances conflict with the Company's interests and the interests of its other stockholders.

Provisions in the Company's restated certificate of incorporation and Delaware law may delay or prevent the Company's acquisition by a third party.

The Company's restated certificate of incorporation contains a "blank check" preferred stock provision. Blank check preferred stock enables the Company's Board of Directors, without stockholders' approval, to designate and issue additional series of preferred stock with such dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitation on conversion, as the Company's Board of Directors may determine, including rights to dividends and proceeds in a liquidation that are senior to the common stock.

These provisions may make it more difficult or expensive for a third party to acquire a majority of the Company's outstanding voting common stock. The Company is also subject to certain provisions of Delaware law which could delay, deter or prevent the Company from entering into a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in the Company's stockholders receiving a premium over the market price for their stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

All of the Company's stores, encompassing approximately 3.5 million total gross square feet as of February 2, 2013, are leased under operating leases. The typical store lease is for a ten-year term and requires the Company to pay real estate taxes, common area maintenance charges, utilities and other landlord charges. The Company also leases approximately 185,083 square feet of space at its headquarters located at 450 West 33rd Street, New York, New York under a lease which expires in

2015. Additionally, the Company owns a parcel of land located in Brooklyn, New York on which it operates one of its leased stores.

Item 3. Legal Proceedings

There are various claims, lawsuits and pending actions against the Company arising in the normal course of the Company's business. It is the opinion of management that the ultimate resolution of these matters will not have a material effect on the Company's financial condition, results of operations or cash flows.

Item 4. Mine Safety Disclosures

Not Applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is listed on the New York Stock Exchange under the symbol "NWY." The number of holders of record of common stock at March 29, 2013 was 179. The following table sets forth the high and low sale prices for the common stock on the New York Stock Exchange for the periods indicated:

	Market Price	
	High	Low
Fiscal Year 2012		
Fourth quarter	$3.99	$3.09
Third quarter	$4.67	$3.21
Second quarter	$4.72	$3.16
First quarter	$4.10	$2.56
Fiscal Year 2011		
Fourth quarter	$3.19	$2.25
Third quarter	$5.56	$2.48
Second quarter	$6.30	$4.18
First quarter	$7.50	$5.21

The Company has not declared or paid any dividends on its common stock since the acquisition of the Company by Irving Place Capital in November 2002. The Company currently expects to retain future earnings, if any, for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future. The Company's ability to pay dividends on its common stock is limited by the covenants of its credit facility and may be further restricted by the terms of any of its future debt or preferred securities.

Performance Graph

The following graph shows a quarterly comparison of the cumulative total return on an initial investment of $100 on February 2, 2008 in the Company's common stock, the Standard & Poor's SmallCap 600 Index and the Standard & Poor's SmallCap 600 Apparel Retail Index. The comparison assumes the reinvestment of any dividends.


$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
2/2/08
1/31/09
1/30/10
1/29/11
1/28/12
2/2/13
New York & Company, Inc.
S&P Smallcap 600
S&P 600 Smallcap Apparel Retail

Issuer Sales of Equity Securities

During fiscal year 2012, there were no unregistered sales of equity securities of the registrant and there were no shares that may yet be purchased under any repurchase plans or programs.

Issuer Purchases of Equity Securities

The Company neither purchased any shares of its common stock during the fourth quarter nor has it made any plans or established any programs to purchase any shares of its common stock.

Item 6. Selected Financial Data

The following table sets forth selected consolidated financial data for New York & Company, Inc. and its subsidiaries for each of the periods presented. The consolidated financial data for the 53-week fiscal year ended February 2, 2013, referred to as "fiscal year 2012," the 52-week fiscal year ended January 28, 2012, referred to as "fiscal year 2011," the 52-week fiscal year ended January 29, 2011, referred to as "fiscal year 2010," the 52-week fiscal year ended January 30, 2010, referred to as "fiscal year 2009," and the 52-week fiscal year ended January 31, 2009, referred to as "fiscal year 2008," have been derived from the audited consolidated financial statements of New York & Company, Inc. and its subsidiaries.

The selected consolidated financial data should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and the notes thereto appearing elsewhere in this Annual Report on Form 10-K.

(amounts in thousands, except per share data)	Fiscal Year 2012 (53-weeks)	Fiscal Year 2011 (52-weeks)	Fiscal Year 2010 (52-weeks)	Fiscal Year 2009 (52-weeks)	Fiscal Year 2008 (52-weeks)
Statements of operations data:					
Net sales	$966,434	$956,456	$1,021,699	$1,006,675	$1,139,853
Cost of goods sold, buying and occupancy costs(1)	701,613	734,838	788,378	754,086	843,478
Gross profit	264,821	221,618	233,321	252,589	296,375
Selling, general and administrative expenses	262,569	257,188	298,419	274,139	306,101
Restructuring charges(1)	—	—	1,281	2,376	24,529
Operating income (loss)	2,252	(35,570)	(66,379)	(23,926)	(34,255)
Interest expense, net of interest income	360	495	697	755	726
Loss on modification and extinguishment of debt	—	144	—	—	—
Income (loss) from continuing operations before income taxes	1,892	(36,209)	(67,076)	(24,681)	(34,981)
(Benefit) Provision for income taxes(2)	(208)	2,728	9,466	(11,197)	(14,683)
Income (loss) from continuing operations	2,100	(38,937)	(76,542)	(13,484)	(20,298)
Income from discontinued operations, net of taxes	—	—	81	3	491
Net income (loss)	$ 2,100	$(38,937)	$ (76,461)	$ (13,481)	$ (19,807)
Basic earnings (loss) per share of common stock:					
Basic earnings (loss) per share from continuing operations	$ 0.03	$ (0.64)	$ (1.29)	$ (0.23)	$ (0.34)
Basic earnings per share from discontinued operations	—	—	—	—	0.01
Basic earnings (loss) per share	$ 0.03	$ (0.64)	$ (1.29)	$ (0.23)	$ (0.33)
Diluted earnings (loss) per share of common stock:					
Diluted earnings (loss) per share from continuing operations	$ 0.03	$ (0.64)	$ (1.29)	$ (0.23)	$ (0.34)
Diluted earnings per share from discontinued operations	—	—	—	—	0.01
Diluted earnings (loss) per share	$ 0.03	$ (0.64)	$ (1.29)	$ (0.23)	$ (0.33)
Weighted average shares outstanding:					
Basic shares of common stock	61,516	60,824	59,443	59,457	59,650
Diluted shares of common stock	62,164	60,824	59,443	59,457	59,650

(amounts in thousands)	Fiscal Year 2012	Fiscal Year 2011	Fiscal Year 2010	Fiscal Year 2009	Fiscal Year 2008
Balance sheet data (at period end):					
Cash and cash equivalents	$ 60,933	$ 50,787	$ 77,392	$ 87,296	$ 54,281
Working capital	$ 38,944	$ 24,583	$ 42,765	$ 67,954	$ 70,599
Total assets	$292,680	$299,791	$355,210	$436,527	$456,813
Total debt(3)	$ —	$ —	$ 7,500	$ 13,500	$ 19,500
Stockholders' equity	$106,252	$100,105	$133,837	$208,164	$222,496

(1) In connection with the Company's multi-year restructuring and cost reduction program launched in January 2009, the Company recorded pre-tax restructuring charges totaling $24.5 million in fiscal year 2008. These charges were comprised of a non-cash charge of $22.9 million related to the impairment of store assets and a $1.7 million cash charge primarily related to severance and other costs necessary to implement the restructuring and cost reduction program. Throughout fiscal year 2009, the Company continued to monitor the restructuring and cost reduction program and continued to evaluate the business. As a result, during the third and fourth quarters of fiscal year 2009, the Company recorded pre-tax restructuring charges of $0.5 million and $1.9 million, respectively. These charges included a non-cash charge of $1.2 million related to the impairment of store assets and cash charges of $1.2 million related to severance.

During fiscal year 2010, the Company exited an underperforming test accessories concept consisting of five stores. In connection with the exit of this concept, the Company recorded pre-tax restructuring charges totaling $2.1 million, which consist of non-cash charges of $1.1 million related to the impairment of store assets, $0.8 million related to the write-off of inventory and $0.2 million related primarily to lease exit and severance costs. The asset impairment charges, lease exit costs, and severance costs totaling $1.3 million are reported in "Restructuring charges," and the inventory write-off of $0.8 million is reported in "Cost of goods sold, buying and occupancy costs" on the Company's consolidated statements of operations.

(2) The income tax provision in fiscal year 2010, despite the loss from continuing operations, is primarily due to the following: (i) a $44.8 million valuation allowance against the company's deferred tax assets as of January 30, 2010 plus deferred tax assets generated by the fiscal year 2010 loss, (ii) a $6.1 million tax benefit recorded during the third quarter of fiscal year 2010 related primarily to a change in accounting methods for tax purposes, which resulted in a reduction of the depreciable lives of certain assets, and a refund of amounts previously paid with a corresponding adjustment to the Company's valuation allowance against its deferred tax assets, and (iii) a $1.9 million benefit resulting from other tax related items. For further information related to the deferred tax valuation allowance, please refer to Note 13, "Income Taxes" in the Notes to Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 10-K.

(3) On August 10, 2011, Lerner New York, Inc., Lernco, Inc. and Lerner New York Outlet, Inc., wholly owned indirect subsidiaries of New York & Company, Inc., entered into a Third Amended and Restated Loan and Security Agreement (the "Loan Agreement") with Wells Fargo Bank, N.A., as Agent and sole lender. The Loan Agreement expires on August 10, 2016. Concurrent with the closing of the Loan Agreement, the Company repaid in full the $4.5 million outstanding balance on the term loan under the prior agreement and wrote off $0.1 million of unamortized deferred financing costs related to the prior agreement.

For further information related to the Loan Agreement, please refer to Note 12, "Long-Term Debt and Credit Facilities" in the Notes to Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The purpose of this section is to discuss and analyze the Company's consolidated financial condition, liquidity and capital resources, and results of operations. The following discussion should be read in conjunction with the Company's consolidated financial statements and the notes thereto appearing elsewhere in this Annual Report on Form 10-K.

Overview

The Company is a leading specialty retailer of women's fashion apparel and accessories, and the modern wear-to-work destination for women, providing perfectly fitting pants and NY Style that is feminine, polished, on-trend and versatile. The Company's proprietary branded New York & Company® merchandise is sold exclusively through its national network of retail stores and eCommerce store at *www.nyandcompany.com*. The target customers for the Company's merchandise are fashion-conscious, value-sensitive women between the ages of 25 and 45. As of February 2, 2013, the Company operated 519 stores in 43 states.

The Company's fiscal year is a 52- or 53-week year that ends on the Saturday closest to January 31. The 53-week year ended February 2, 2013, and the 52-week years ended January 28, 2012 and January 29, 2011 are referred to herein as "fiscal year 2012," "fiscal year 2011," and "fiscal year 2010," respectively. The 52-week year ending February 1, 2014 is referred to herein as "fiscal year 2013."

Fiscal Year 2012 Summary

Throughout fiscal year 2012, the Company remained focused on its strategic initiatives—the Company's six keys to success. These include: maximizing sales and profitability particularly during peak traffic times of the year; increasing marketing efforts to grow traffic in stores and on-line; maintaining dominance in the Company's wear-to-work assortment, while redefining its casual assortment; improving average unit cost; optimizing the Company's real estate portfolio; and expanding its eCommerce and Outlet businesses. Progress made on each of these fronts, as summarized below, contributed to a strong improvement in fiscal year 2012 operating results compared to fiscal year 2011.

For fiscal year 2012, net sales were $966.4 million, as compared to $956.5 million for fiscal year 2011, and comparable store sales increased 0.1% for fiscal year 2012 versus a decrease of 3.3% in fiscal year 2011. Sales from the Company's eCommerce store are included in comparable store sales. During fiscal year 2012, the Company's eCommerce business continued to expand, experiencing a 16% increase in net sales, as compared to fiscal year 2011.

As a result of a reduction in average unit cost, a lower level of markdowns and improved leverage of rent expense, the Company's gross profit for fiscal year 2012 increased $43.2 million to $264.8 million, or 27.4% of net sales, as compared to $221.6 million, or 23.2% of net sales, in fiscal year 2011.

During fiscal year 2012, the Company opened 18 new Outlet stores, closed 31 stores, and remodeled 13 existing stores. Continuing to expand the New York & Company Outlet business, while reducing non-productive selling square feet across the chain of New York & Company stores is an integral component of the Company's goal to improve productivity and profitability of its store base. As of February 2, 2013, the Company operated 519 stores, including 44 Outlet stores, and 2.7 million selling square feet.

As of February 2, 2013, the Company had cash and cash equivalents of $60.9 million, working capital of $38.9 million and availability under its revolving credit facility of $33.4 million.

The Company believes there is a considerable opportunity to build upon the progress that was made during fiscal year 2012. Looking forward, the Company is dedicated to accomplishing the following strategic initiatives: maximizing sales and profitability particularly during holiday and other peak traffic times of the year; increasing marketing efforts to grow traffic in stores and on-line; capitalizing on the growth opportunity in the pant and denim categories; reducing markdowns through streamlining of business processes; delivering a compelling omni-channel customer experience; and expanding its eCommerce and Outlet businesses.

During fiscal year 2013, one of the Company's top priorities is to implement an omni-channel retail strategy, which by definition is intended to provide a seamless and consistent customer experience across all channels of the business, including New York & Company stores, New York & Company Outlet stores, and the New York & Company eCommerce store. To that end, the Company has embarked on several initiatives, among which are the upgrade of its eCommerce platform and website and the implementation of channel planning capabilities using its JDA Enterprise system, which it believes will improve its customers' shopping experience, enhance brand image and increase customer loyalty.

In addition, during fiscal year 2013 the Company will begin the implementation of TradeStone's Merchandise Lifecycle Management solutions, which will be rolled out in two phases over a two-year period. This software will be used to manage the Company's entire product lifecycle from design concept to the delivery of finished product in its stores; streamlining internal processes, enhancing communication with apparel and accessories vendors (overseas and domestic), and eliminating information silos and disconnected systems.

General

Net Sales. Net sales consist of sales from comparable and non-comparable stores. A store is included in the comparable store sales calculation after it has completed 13 full fiscal months of operations from the store's opening date or once it has been reopened after remodeling if the gross square footage did not change by more than 20%. Sales from the Company's eCommerce store are included in comparable store sales. Non-comparable store sales include new stores, stores relocated within the same shopping center and remodeled stores that have a change in gross square footage of more than 20%, which have not completed 13 full fiscal months of operations, sales from closed stores, and sales from stores closed or in temporary locations during periods of remodeling. In addition, in a year with 53 weeks, sales in the last week of the year are not included in determining comparable store sales. Net sales from the sale of merchandise at the Company's stores are recognized when the customer takes possession of the merchandise and the purchases are paid for, primarily with either cash or credit card. Net sales, including shipping fees billed to customers, from the sale of merchandise at the Company's eCommerce store are recognized when the merchandise is shipped to the customer and the purchases are paid for. A reserve is provided for projected merchandise returns based on prior experience.

The Company issues gift cards and merchandise credits which do not contain provisions for expiration or inactivity fees. The portion of the dollar value of gift cards and merchandise credits that ultimately is not used by customers to make purchases is known as breakage. The Company recognizes gift card and merchandise credit breakage as revenue as they each are redeemed over a two-year redemption period based on their respective historical breakage rate. The Company considers the likelihood of redemption remote beyond a two-year redemption period, at which point any unrecognized breakage is recognized as revenue. The Company determined the redemption period and the breakage rate for gift cards and merchandise credits based on their respective historical redemption patterns.

Cost of Goods Sold, Buying and Occupancy Costs. Cost of goods sold, buying and occupancy costs is comprised of direct inventory costs for merchandise sold, distribution costs, shipping costs, payroll and related costs for design, sourcing, production, merchandising, planning and allocation personnel, and store occupancy and related costs.

Gross Profit. Gross profit represents net sales less cost of goods sold, buying and occupancy costs.

Selling, General and Administrative Expenses. Selling, general and administrative expenses include selling, store management and corporate expenses, including payroll and employee benefits, employment taxes, management information systems, marketing, insurance, legal, store pre-opening and other corporate level expenses. Store pre-opening expenses include store level payroll, grand opening event marketing, travel, supplies and other store opening expenses.

Results of Operations

The following tables summarize the Company's results of operations as a percentage of net sales and selected store operating data for fiscal year 2012, fiscal year 2011 and fiscal year 2010:

	Fiscal Year 2012	Fiscal Year 2011	Fiscal Year 2010
	(as a % of net sales)		
Net sales	100.0%	100.0%	100.0%
Cost of goods sold, buying and occupancy costs	72.6%	76.8%	77.2%
Gross profit	27.4%	23.2%	22.8%
Selling, general and administrative expenses	27.2%	26.9%	29.2%
Restructuring charges	—%	—%	0.1%
Operating income (loss)	0.2%	(3.7)%	(6.5)%
Interest expense, net	—%	0.1%	0.1%
Loss on modification and extinguishment of debt	—%	—%	—%
Income (loss) before income taxes	0.2%	(3.8)%	(6.6)%
(Benefit) provision for income taxes	—%	0.3%	0.9%
Income (loss) from continuing operations	0.2%	(4.1)%	(7.5)%
Income from discontinued operations, net of taxes	—%	—%	—%
Net income (loss)	0.2%	(4.1)%	(7.5)%

	Fiscal Year 2012	Fiscal Year 2011	Fiscal Year 2010
	(amounts in thousands, except square foot data)		
Selected operating data:			
Comparable store sales increase (decrease)	0.1%	(3.3)%	1.6%
Net sales per average selling square foot(1)	$ 345	$ 324	$ 329
Net sales per average store(2)	$1,837	$1,758	$1,805
Average selling square footage per store(3)	5,251	5,401	5,453

(1) Net sales per average selling square foot is defined as net sales divided by the average of beginning and end of period selling square feet.

(2) Net sales per average store is defined as net sales divided by the average of beginning and end of period number of stores.

(3) Average selling square footage per store is defined as end of period selling square feet divided by end of period number of stores.

The following table includes store count and selling square feet:

	Fiscal Year 2012		Fiscal Year 2011		Fiscal Year 2010	
	Store Count	Selling Square Feet	Store Count	Selling Square Feet	Store Count	Selling Square Feet
Stores open, beginning of period	532	2,873,436	555	3,026,483	576	3,193,602
New stores	18	64,224	—	—	22	74,830
Closed stores	(31)	(175,483)	(23)	(123,978)	(43)	(230,435)
Net impact of remodeled stores on selling square feet	—	(36,904)	—	(29,069)	—	(11,514)
Stores open, end of period	519	2,725,273	532	2,873,436	555	3,026,483

Fiscal Year 2012 Compared to Fiscal Year 2011

Net Sales. Net sales for fiscal year 2012 increased to $966.4 million, as compared to $956.5 million for fiscal year 2011. Contributing to the increase in net sales was the 53rd week during fiscal year 2012, which represented $11.6 million of sales versus fiscal year 2011 which had 52 weeks. In addition, comparable store sales increased 0.1% for fiscal year 2012, as compared to a decrease of 3.3% for fiscal year 2011. In the comparable store base, average dollar sales per transaction decreased by 0.1%, while the number of transactions per average store increased by 0.2%, as compared to the same period last year. During the fourth quarter of fiscal year 2012, the Company determined it had adequate information on historical redemption patterns for merchandise credits and utilized this to revise its estimates of redemption rates and the period over which breakage is recognized, which resulted in a $4.3 million increase in net sales and gross profit, as compared to fiscal year 2011.

Gross Profit. Gross profit for fiscal year 2012 increased to $264.8 million, or 27.4% of net sales, as compared to $221.6 million, or 23.2% of net sales, for fiscal year 2011. The increase in gross profit as a percentage of net sales during fiscal year 2012, as compared to fiscal year 2011, was primarily the result of a 260 basis point improvement in merchandise margin, primarily attributable to reduced product costs and a lower level of markdowns combined with a 160 basis point decrease in buying and occupancy costs as a percentage of net sales, as the Company remained focused on cost savings and reducing rent expense.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $262.6 million, or 27.2% of net sales, for fiscal year 2012, as compared to $257.2 million, or 26.9% of net sales, for fiscal year 2011. Contributing to the increase in selling, general and administrative expenses during fiscal year 2012, as compared to fiscal year 2011, was an increase in variable-based compensation expense and additional investments in marketing, eCommerce and Outlet initiatives, which was partially offset by improved leverage of store selling expenses. In addition, selling, general and administrative expenses during fiscal year 2012 were impacted by the inclusion of $0.6 million of non-cash charges related to the impairment of store assets. During fiscal year 2011, the Company recorded $3.1 million of non-cash charges in connection with the impairment of store assets.

Operating Income (Loss). For the reasons discussed above, operating income for fiscal year 2012 was $2.3 million, or 0.2% of net sales, as compared to an operating loss of $35.6 million, or 3.7% of net sales, during fiscal year 2011.

Interest Expense, Net. Net interest expense was $0.4 million during fiscal year 2012, as compared to $0.5 million during fiscal year 2011.

(Benefit) Provision for Income Taxes. As previously disclosed, the Company continues to provide for adjustments to the deferred tax valuation allowance initially recorded during the second quarter of fiscal year 2010. The income tax provision in fiscal year 2011 is primarily due to a $2.5 million charge to income tax expense incurred during the third quarter related to an additional valuation allowance established resulting from temporary differences identified in an IRS income tax audit settlement for tax years prior to and including 2002. For further information related to the deferred tax valuation allowance, please refer to Note 13, "Income Taxes" in the Notes to Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 10-K.

Net Income (Loss). For the reasons discussed above, net income was $2.1 million, or 0.2% of net sales, for fiscal year 2012. This compares to a net loss of $38.9 million, or 4.1% of net sales, for fiscal year 2011.

Fiscal Year 2011 Compared to Fiscal Year 2010

Net Sales. Net sales for fiscal year 2011 decreased 6.4% to $956.5 million, as compared to $1,021.7 million for fiscal year 2010. Contributing to the decline in net sales was the Company's lower store base which consisted of 532 stores open at January 28, 2012, as compared to 555 stores open at January 29, 2011. In addition, comparable store sales decreased 3.3% for fiscal year 2011, as compared to an increase of 1.6% for fiscal year 2010. In the comparable store base, average dollar sales per transaction increased by 13.4%, while the number of transactions per average store decreased by 14.7%, as compared to the same period last year.

Gross Profit. Gross profit for fiscal year 2011 decreased to $221.6 million, or 23.2% of net sales, as compared to $233.3 million, or 22.8% of net sales, for fiscal year 2010. The increase in gross profit as a percentage of net sales during fiscal year 2011, as compared to fiscal year 2010, was primarily the result of a 60 basis point improvement in merchandise margin. While buying and occupancy costs decreased in fiscal year 2011, as a percentage of net sales these costs increased by 20 basis points primarily due to the decline in leverage resulting from the negative comparable store sales. During the spring season of fiscal year 2011, the Company experienced merchandise margin improvements as the Company conservatively managed its inventory levels while delivering an improved spring merchandise assortment, which allowed the Company to improve product flow, rationalize its promotional calendar, and optimize sales productivity. During the fall season of fiscal year 2011, the Company experienced a decrease in merchandise margin compared to the prior year, resulting primarily from increased promotional activity necessary to drive traffic, increase sales and liquidate non go-forward holiday inventory, and to ensure that inventories were clean entering the spring season of fiscal year 2012.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $257.2 million, or 26.9% of net sales, for fiscal year 2011, as compared to $298.4 million, or 29.2% of net sales, for fiscal year 2010. Selling, general and administrative expenses during fiscal year 2010 were impacted by the inclusion of: (i) $15.7 million of non-cash charges recorded during the second quarter of fiscal year 2010, of which $15.2 million relates to the impairment of store assets and $0.5 million relates to the disposal of certain information technology assets; (ii) $2.7 million of charges in connection with state sales and use tax and payroll tax audits; (iii) $1.0 million of separation expenses related to management changes that were not associated with the Company's restructuring activities; (iv) recruiting expenses associated with the hiring of the new chief executive officer and certain other executive positions; (v) legal expenses due to two lawsuits; and (vi) incentive compensation expense resulting primarily from the Company's improved performance in the third and fourth quarters of fiscal year 2010. Also contributing to the decrease in selling, general and administrative expenses during fiscal year 2011, as compared to fiscal year 2010, were the impact of store payroll efficiencies and the reduction of the Company's store base since the fourth quarter last year. These expense savings were partially offset by $3.1 million of non-cash charges recorded in connection with the impairment of store assets during fiscal year 2011.

Restructuring Charges. The Company did not incur restructuring charges during fiscal year 2011. In fiscal year 2010, the Company exited an underperforming test accessories concept consisting of five stores. In connection with the exit of this concept, during the second quarter of fiscal year 2010, the Company recorded $1.1 million of non-cash charges related to the impairment of store assets and $0.1 million of severance costs, which are reported in "Restructuring charges" on the consolidated statements of operations. In addition, the Company recorded a $0.8 million charge related to the write-off of inventory, which is reported in "Cost of goods sold, buying and occupancy costs" on the consolidated statements of operations. During the third quarter of fiscal year 2010, the Company recorded additional pre-tax restructuring charges of $0.1 million related primarily to lease exit costs associated with the exiting of this concept.

Operating Loss. For the reasons discussed above, operating loss for fiscal year 2011 was $35.6 million, or 3.7% of net sales, as compared to an operating loss of $66.4 million, or 6.5% of net sales, during fiscal year 2010.

Interest Expense, Net. Net interest expense was $0.5 million during fiscal year 2011, as compared to $0.7 million during fiscal year 2010.

Provision for Income Taxes. The effective tax rate for fiscal year 2011 reflects a provision of 7.5%, as compared to a provision of 14.1% for fiscal year 2010. The income tax provision in fiscal year 2011 is primarily due to a $2.5 million charge to income tax expense incurred during the third quarter related to an additional valuation allowance established resulting from temporary differences identified in an IRS income tax audit settlement for tax years prior to and including 2002. The income tax provision in fiscal year 2010 was primarily due to the following: (i) a $44.8 million valuation allowance against the company's deferred tax assets as of January 30, 2010 plus deferred tax assets generated by the fiscal year 2010 loss, (ii) a $6.1 million tax benefit recorded during the third quarter of fiscal year 2010 related primarily to a change in accounting methods for tax purposes, which resulted in a reduction of the depreciable lives of certain assets, and a refund of amounts previously paid with a corresponding adjustment to the Company's valuation allowance against its deferred tax assets, and (iii) a $1.9 million benefit resulting from other tax related items. As previously disclosed, the Company continues to provide for adjustments to the deferred tax valuation allowance initially recorded during the second quarter of fiscal year 2010. For further information related to the deferred tax valuation allowance, please refer to Note 13, "Income Taxes" in the Notes to Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 10-K.

Loss from Continuing Operations. For the reasons discussed above, loss from continuing operations was $38.9 million, or 4.1% of net sales, for fiscal year 2011. This compares to a loss from continuing operations of $76.5 million, or 7.5% of net sales, for fiscal year 2010.

Income from Discontinued Operations, Net of Taxes. Income from discontinued operations represents operations of JasmineSola.

Quarterly Results and Seasonality

The Company views the retail apparel market as having two principal selling seasons: spring (first and second quarter) and fall (third and fourth quarter). The Company's business experiences seasonal fluctuations in net sales and operating income, with a significant portion of its operating income typically realized during its fourth quarter. Any decrease in sales or margins during either of the principal selling seasons in any given year could have a disproportionate effect on the Company's financial condition and results of operations. Seasonal fluctuations also affect inventory levels. The

Company must carry a significant amount of inventory, especially before the holiday season selling period in the fourth quarter and prior to the Easter and Mother's Day holidays toward the end of the first quarter and beginning of the second quarter.

The following tables set forth the Company's quarterly consolidated statements of operations data for the last eight fiscal quarters and such information expressed as a percentage of net sales. This unaudited quarterly information has been prepared on the same basis as the annual audited financial statements appearing elsewhere in this Annual Report on Form 10-K and includes all necessary adjustments, consisting only of normal recurring adjustments, that the Company considers necessary to present fairly the financial information for the quarters presented.

	Fiscal Year 2012				Fiscal Year 2011			
	Quarter ended				Quarter ended			
Statements of Operations data	**April 28, 2012**	**July 28, 2012**	**October 27, 2012**	**February 2, 2013**	**April 30, 2011**	**July 30, 2011**	**October 29, 2011**	**January 28, 2012**
	(Amounts in thousands, except per share data)							
Net sales	$227,736	$227,690	$219,250	$291,758	$239,354	$228,557	$216,708	$271,837
Gross profit	$ 64,550	$ 57,719	$ 60,927	$ 81,625	$ 61,990	$ 46,924	$ 53,510	$ 59,194
Operating (loss) income	$ (76)	$ (4,403)	$ (3,819)	$ 10,550	$ (3,599)	$(15,114)	$ (6,049)	$(10,808)
Net (loss) income	$ (211)	$ (4,330)	$ (3,839)	$ 10,480	$ (3,678)	$(15,398)	$ (8,971)	$(10,890)
Basic (loss) earnings per share of common stock	$ —	$ (0.07)	$ (0.06)	$ 0.17	$ (0.06)	$ (0.25)	$ (0.15)	$ (0.18)
Diluted (loss) earnings per share of common stock	$ —	$ (0.07)	$ (0.06)	$ 0.17	$ (0.06)	$ (0.25)	$ (0.15)	$ (0.18)
Weighted average shares outstanding:								
Basic shares of common stock	61,302	61,437	61,583	61,742	60,021	60,953	61,134	61,189
Diluted shares of common stock	61,302	61,437	61,583	62,341	60,021	60,953	61,134	61,189

	Fiscal Year 2012				Fiscal Year 2011			
	Quarter ended				Quarter ended			
(as a % of net sales)	**April 28, 2012**	**July 28, 2012**	**October 27, 2012**	**February 2, 2013**	**April 30, 2011**	**July 30, 2011**	**October 29, 2011**	**January 28, 2012**
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	28.3%	25.3%	27.8%	28.0%	25.9%	20.5%	24.7%	21.8%
Operating (loss) income	—%	(1.9)%	(1.7)%	3.6%	(1.5)%	(6.6)%	(2.8)%	(4.0)%
Net (loss) income	(0.1)%	(1.9)%	(1.8)%	3.6%	(1.5)%	(6.7)%	(4.1)%	(4.0)%

Liquidity and Capital Resources

The Company's primary uses of cash are to fund working capital, operating expenses, debt service and capital expenditures related primarily to the construction of new stores, remodeling of existing stores and development of the Company's information technology infrastructure. Historically, the Company has financed these requirements from internally generated cash flow. The Company intends to fund its ongoing capital and working capital requirements, as well as debt service obligations, primarily through cash flows from operations, supplemented by borrowings under its credit facility, if needed. As of the date of this Annual Report on Form 10-K, the Company is in compliance with all debt covenants.

(Amounts in thousands)	February 2, 2013	January 28, 2012	January 29, 2011
Cash and cash equivalents	$60,933	$50,787	$77,392
Working capital	$38,944	$24,583	$42,765

(Amounts in thousands)	Fiscal Year 2012	Fiscal Year 2011	Fiscal Year 2010
Net cash provided by (used in) operating activities of continuing operations	$ 27,380	$ (8,554)	$ 10,803
Net cash used in investing activities of continuing operations	$(17,329)	$(12,158)	$(14,759)
Net cash provided by (used in) financing activities of continuing operations	$ 95	$ (5,893)	$ (5,948)
Net increase (decrease) in cash and cash equivalents	$ 10,146	$(26,605)	$ (9,904)

Operating Activities of Continuing Operations

Net cash provided by operating activities of continuing operations was $27.4 million during fiscal year 2012, as compared to net cash used in operating activities of $8.6 million during fiscal year 2011. The increase in net cash provided by operating activities of continuing operations during fiscal year 2012, as compared to fiscal year 2011, is primarily related to increased net income, as well as changes in inventory, accounts payable, accrued expenses, and deferred rent, partially offset by changes in accounts receivable, income taxes receivable, prepaid expenses, income taxes payable, and other assets and liabilities in fiscal year 2012.

Net cash used in operating activities of continuing operations was $8.6 million during fiscal year 2011, as compared to net cash provided by operating activities of $10.8 million during fiscal year 2010. The decrease in net cash provided by operating activities of continuing operations during fiscal year 2011, as compared to fiscal year 2010, is primarily related to changes in deferred income taxes, income taxes receivable, inventory, prepaid expenses, accounts payable, accrued expenses, deferred rent, and other assets and liabilities, partially offset by changes in accounts receivable and income taxes payable combined with a decrease in loss from continuing operations in fiscal year 2011.

Investing Activities of Continuing Operations

Net cash used in investing activities of continuing operations was $17.3 million, $12.2 million, and $14.8 million, during fiscal year 2012, fiscal year 2011, and fiscal year 2010, respectively. Net cash used in investing activities of continuing operations during fiscal year 2012 reflects capital expenditures of $18.1 million, which includes $13.4 million related to the opening of 18 new Outlet stores and the remodeling of 13 existing stores, and $4.7 million related to non-store capital projects, which principally represent information technology enhancements, partially offset by $0.8 million of insurance recoveries. Net cash used in investing activities of continuing operations during fiscal year 2011 reflects capital expenditures of $12.2 million, which includes $8.0 million related to the remodeling of 11 existing stores and $4.2 million related to non-store capital projects, which principally represent information technology enhancements. Net cash used in investing activities of continuing operations during fiscal year 2010 reflects capital expenditures of $10.2 million related to the opening of 22 new stores and the remodeling of eight existing stores, and $5.5 million related to non-store capital projects, partially offset by $0.9 million of proceeds from the sale of fixed assets.

For fiscal year 2013, capital expenditures are expected to be in the range of $22.0 million to $25.0 million, reflecting the expansion of the Company's Outlet business, as compared to $18.1 million in fiscal year 2012. For fiscal year 2013, the Company currently expects to open eight to 12 new Outlet stores, remodel 10 to 15 existing locations, and close between 30 and 36 stores, ending the year with between 491 and 501 stores, including 52 to 56 Outlet stores.

Financing Activities of Continuing Operations

Net cash provided by financing activities of continuing operations was $0.1 million in fiscal year 2012, as compared to net cash used in financing activities of $5.9 million in fiscal years 2011 and 2010. Net cash provided by financing activities of continuing operations for fiscal year 2012 consisted of $0.1 million of proceeds from the exercise of stock options. Net cash used in financing activities of continuing operations for fiscal year 2011 consisted of $14.0 million of proceeds from borrowings under the Company's revolving credit facility offset by the repayment of the $14.0 million of borrowings, the full repayment of the Company's outstanding term loan totaling $7.5 million, the payment of $0.6 million of financing costs related to the Third Amended and Restated Loan and Security Agreement with Wells Fargo Bank, N.A., partially offset by $2.2 million of proceeds from the exercise of stock options. Net cash used in financing activities of continuing operations for fiscal year 2010 consisted primarily of $21.0 million of proceeds from borrowings under the Company's revolving credit facility offset by the repayment of the $21.0 million of borrowings and quarterly payments against the Company's outstanding term loan totaling $6.0 million.

Long-Term Debt and Credit Facilities

On August 10, 2011, Lerner New York, Inc., Lernco, Inc. and Lerner New York Outlet, Inc., wholly-owned indirect subsidiaries of New York & Company, Inc., entered into a Third Amended and Restated Loan and Security Agreement (the "Loan Agreement") with Wells Fargo Bank, N.A., as Agent and sole lender. The Loan Agreement expires on August 10, 2016. Concurrent with the closing of the Loan Agreement, the Company repaid in full the $4.5 million outstanding balance on the term loan under the prior agreement and wrote off $0.1 million of unamortized deferred financing costs related to the prior agreement.

The Loan Agreement provides the Company with up to $100 million of credit, consisting of a $75 million revolving credit facility (which includes a subfacility for issuance of letters of credit up to $45 million) with a fully committed accordion option that allows the Company to increase the revolving credit facility to a maximum of $100 million or decrease it to a minimum of $60 million, subject to certain restrictions. Under the Loan Agreement, the Company is currently subject to a Minimum Excess Availability (as defined in the Loan Agreement) covenant of $7.5 million. The Company's credit facility contains other covenants, including restrictions on the Company's ability to pay dividends on its common stock; to incur additional indebtedness; and to prepay, redeem, defease or purchase other debt. Subject to such restrictions, the Company may incur more debt for working capital, capital expenditures, stock repurchases, acquisitions and for other purposes.

Under the terms of the Loan Agreement, the revolving loans under the credit facility bear interest, at the Company's option, either at a floating rate equal to the Eurodollar rate plus a margin of between 1.75% and 2.00% per year for Eurodollar rate loans or a floating rate equal to the Prime rate plus a margin of between 0.75% and 1.00% per year for Prime rate loans, depending upon the Company's Average Compliance Excess Availability (as defined in the Loan Agreement). The Company pays the lender under the revolving credit facility a monthly fee on outstanding commercial letters of credit at a rate of between 0.875% and 1.00% per year and on standby letters of credit at a rate of between 1.75% and 2.00% per year, depending upon the Company's Average Compliance Excess Availability, plus a monthly fee on the unused commitments under the revolving credit facility at a rate of 0.375% per year.

The maximum borrowing availability under the Company's revolving credit facility is determined by a monthly borrowing base calculation that is based on the application of specified advance rates against inventory and certain other eligible assets. As of February 2, 2013, the Company had availability under its revolving credit facility of $33.4 million, net of letters of credit outstanding of $12.0 million, as compared to availability of $36.6 million, net of letters of credit outstanding of $7.2 million, as of January 28, 2012.

The lender has been granted a pledge of the common stock of Lerner Holding and certain of its subsidiaries, and a first priority security interest in substantially all other tangible and intangible assets of New York & Company, Inc. and its subsidiaries, as collateral for the Company's obligations under the credit facility. In addition, New York & Company, Inc. and certain of its subsidiaries have fully and unconditionally guaranteed the credit facility, and such guarantees are joint and several.

Cash Requirements

The Company believes that cash flows from operations, its current cash balance and funds available under its credit facility will be sufficient to meet its working capital needs and planned capital expenditures through fiscal year 2013.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements as defined by Item 303 (a) (4) of Regulation S-K.

Contractual Obligations

The following table summarizes the Company's contractual obligations as of February 2, 2013:

		Payments Due by Period(3)			
	Total obligations	Less than one year	One to three years	Three to five years	More than five years
		(Amounts in thousands)			
Operating leases(1)	$401,002	$101,040	$166,672	$84,517	$48,773
Purchase obligations(2)	85,603	81,603	4,000	—	—
Total contractual obligations	$486,605	$182,643	$170,672	$84,517	$48,773

(1) Represents future minimum lease payments, under non-cancelable leases as of February 2, 2013. The minimum lease payments do not include common area maintenance ("CAM") charges, real estate taxes or other landlord charges, which are also contractual obligations under store and office operating leases. In many of the Company's leases, CAM charges are not fixed and can fluctuate from year to year. During fiscal year 2012, CAM charges and real estate taxes were $59.3 million and other landlord charges were $4.6 million.

(2) Represents purchase orders for merchandise and store construction commitments not yet received or recorded on the consolidated balance sheet, as well as a contractual obligation for distribution and logistics services used in the normal course of business.

(3) Not included in the above table are net potential cash obligations of $4.4 million associated with unrecognized tax benefits and $3.1 million associated with an unfunded pension liability due to the high degree of uncertainty regarding the timing of future cash outflows associated with such obligations. For further information related to unrecognized tax benefits and the unfunded pension liability, please refer to Note 13, "Income Taxes" and Note 9, "Employee Benefit Plans," respectively, in the Notes to Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 10-K.

Commercial Commitments

The following table summarizes the Company's commercial commitments as of February 2, 2013:

	Total obligations	Less than one year	One to three years	Three to five years	More than five years
		Amount of Commitment Per Period(2)			
	(Amounts in thousands)				
Trade letters of credit outstanding(1)	$ 856	$ 856	$—	$—	$—
Standby letters of credit(1)	11,125	11,125	—	—	—
Total commercial commitments	$11,981	$11,981	$—	$—	$—

(1) Issued under its revolving credit facility. At February 2, 2013, there were no outstanding borrowings under this facility.

(2) Excludes purchase orders for merchandise and supplies in the normal course of business.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that impact the amounts reported on the Company's consolidated financial statements and related notes. On an ongoing basis, management evaluates its estimates and judgments, including those related to inventories, long-lived assets, intangible assets, and income taxes. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ materially from these judgments. Management believes the following estimates and assumptions are most significant to reporting the Company's results of operations and financial position.

Inventory Valuation. Inventories are valued at the lower of average cost or market, on a weighted average cost basis, using the retail method. The Company records a charge to cost of goods sold, buying and occupancy costs for all inventory on-hand when a permanent retail price reduction is reflected in its stores. In addition, management makes estimates and judgments regarding, among other things, initial markup, markdowns, future demand and market conditions, all of which significantly impact the ending inventory valuation. If actual future demand or market conditions are different than those projected by management, future period merchandise margin rates may be unfavorably or favorably affected. Other significant estimates related to inventory include shrink and obsolete and excess inventory which are also based on historical results and management's operating projections.

Impairment of Long-Lived Assets. The Company evaluates long-lived assets in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification™ ("ASC") Topic 360, "Property, Plant and Equipment" ("ASC 360"). Long-lived assets are evaluated for recoverability in accordance with ASC 360 whenever events or changes in circumstances indicate that an asset may have been impaired. In evaluating an asset for recoverability, the Company estimates the future cash flow expected to result from the use of the asset and eventual disposition and market data assumptions. If the sum of the expected future undiscounted cash flow is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair value of the asset, is recognized. An impairment loss could have a material adverse impact on the Company's financial condition and results of operations. The Company's evaluations during fiscal year 2012 resulted in non-cash charges of $0.4 million and $0.2 million during the second quarter and fourth quarter, respectively, related to the impairment of store assets. The Company's evaluations during fiscal year 2011 resulted in non-cash charges of $0.9 million and $2.2 million during the second quarter and fourth quarter, respectively, related to the impairment of store assets. The Company's evaluations during fiscal year 2010 resulted in a non-cash charge of $16.3 million related to the impairment of store assets during the second quarter.

Intangible Assets. The Company follows ASC Topic 350, "Intangibles—Goodwill and Other" ("ASC 350"), which prohibits the amortization of goodwill and intangible assets with indefinite lives. ASC 350 requires that these assets be reviewed for impairment at least annually, or more frequently if events or circumstances indicate that the asset may be impaired. An impairment charge is recognized for the amount, if any, by which the carrying value of an intangible asset exceeds its fair value. Intangible assets with finite lives are amortized over their estimated useful lives.

The calculation of estimated fair values used in the evaluation of intangible assets requires estimates of future cash flows, growth rates, discount rates and other variables that are based on historical experience, knowledge, and market data. If actual experience differs materially from management's estimates or if changes in strategic direction occur, an impairment charge may be required. Management's estimates may be affected by factors such as those outlined in "Item 1A. Risk Factors." An impairment loss could have a material adverse impact on the Company's results of operations.

The Company's intangible assets relate to the New York & Company trademarks, which were initially valued at $14.8 million. The trademarks were initially valued using the "relief from royalty method" and were determined to have indefinite lives by an independent appraiser. The Company's fiscal year 2012, fiscal year 2011 and fiscal year 2010 impairment tests resulted in a fair value that significantly exceeded the carrying amount of the Company's trademarks. The Company performed a sensitivity analysis on the key assumptions used in the trademark impairment analysis and has determined that a significant, negative change in the assumptions would not impact the Company's conclusion that no impairment was required.

Income Taxes. Income taxes are calculated in accordance with ASC Topic 740, "Income Taxes" ("ASC 740"), which requires the use of the liability method. Deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Inherent in the measurement of deferred balances are certain judgments and interpretations of enacted tax laws and published guidance with respect to applicability to the Company's operations. A valuation allowance is established against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The provisions in ASC 740 related to accounting for uncertain tax positions prescribe a comprehensive model of how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. In accordance with these provisions, the Company recognizes a tax benefit when a tax position is more-likely-than-not to be sustained upon examination, based solely on its technical merits. The Company measures the recognized tax benefit as the largest amount of tax benefit that has greater than a 50% likelihood of being realized upon the ultimate settlement with a taxing authority. The Company reverses a previously recognized tax benefit if it determines that the tax position no longer meets the more-likely-than-not threshold of being sustained. The Company accrues interest and penalties related to unrecognized tax benefits in income tax expense.

During the second quarter of fiscal year 2010, the Company concluded that a full valuation allowance against the Company's deferred tax assets was necessary in order to reflect the Company's assessment of its ability to realize the benefits of those deferred tax assets. The Company will continue to maintain a valuation allowance against its deferred tax assets until the Company believes it is more likely than not that these assets will be realized in the future. As of February 2, 2013 and January 28, 2012, the Company reported a valuation allowance against its deferred tax assets totaling $59.7 million and $58.4 million, respectively. For further information related to deferred tax assets and the related valuation allowance, please refer to Note 13, "Income Taxes," in the Notes to Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 10-K.

Adoption of New Accounting Standards

In May 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in GAAP and IFRSs" ("ASU 2011-04"), which amends ASC Topic 820, "Fair Value Measurements and Disclosures" ("ASC 820"). The updated guidance amends U.S. generally accepted accounting principles ("GAAP") to create more commonality with International Financial Reporting Standards ("IFRS") by changing some of the wording used to describe requirements for measuring fair value and for disclosing information about fair value measurements. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and has been applied prospectively. The Company's adoption of ASU 2011-04 on January 29, 2012 did not have a material impact on its financial position and results of operations.

In June 2011, the FASB issued ASU No. 2011-05, "Presentation of Comprehensive Income" ("ASU 2011-05"), which amends FASB ASC Topic 220, "Comprehensive Income" ("ASC 220"). The objective of ASU 2011-05 is to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The amendments in this standard eliminate the option to present components of other comprehensive income as part of the statement of stockholders' equity. The amendments in this standard require that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present for annual periods total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income and for interim periods present the total of comprehensive income. ASU 2011-05 is effective for interim and annual periods beginning after December 15, 2011 and has been applied retrospectively. ASU 2011-05, as modified by ASU 2011-12, was adopted by the Company on January 29, 2012 by showing two separate but consecutive statements.

In July 2012, the FASB issued ASU 2012-02, "Testing Indefinite-Lived Intangible Assets for Impairment" ("ASU 2012-02"), which amends ASC 350 to permit an entity to first assess qualitative factors to determine if it is more likely than not that an indefinite-lived intangible asset is impaired and whether it is necessary to perform the impairment test of comparing the carrying amount with the recoverable amount of the indefinite-lived intangible asset. This guidance is effective for interim and annual impairment tests performed in fiscal years beginning after September 15, 2012, with early adoption permitted. The Company will consider the requirements of ASU 2012-02 when conducting the annual impairment test of its indefinite-lived intangible assets and does not believe the adoption of ASU 2012-02 will have a material impact on its financial position or results of operations.

In February 2013, the FASB issued ASU 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" ("ASU 2013-02"), which sets forth additional disclosure requirements for items reclassified out of accumulated other comprehensive income and into net income that will be effective for annual reporting periods beginning after December 15, 2012. The adoption of ASU 2013-02 will not have a material impact on the Company's financial position or results of operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rates. The Company's market risks relate primarily to changes in interest rates. The Company's credit facility carries floating interest rates that are tied to the Eurodollar rate and the Prime rate and therefore, if the Company borrows under the credit facility, the consolidated statements of operations and the consolidated statements of cash flows will be exposed to changes in interest rates. As of February 2, 2013, the Company had no borrowings outstanding under its credit facility. The Company historically has not engaged in interest rate hedging activities.

Currency Exchange Rates. The Company historically has not been exposed to currency exchange rate risks with respect to inventory purchases as such expenditures have been, and continue to be, denominated in U.S. Dollars. The Company purchases some of its inventory from vendors in China, for which the Company pays U.S. Dollars. Since July 2005, China has been slowly increasing the value of the Chinese Yuan, which is now linked to a basket of world currencies. If the exchange rate of the Chinese Yuan to the U.S. Dollar continues to increase, the Company may experience fluctuations in the cost of inventory purchased from China and the Company would adjust its supply chain accordingly.

Item 8. Financial Statements and Supplementary Data

The financial statements and schedule included in Part IV, "Item 15. Exhibits and Financial Statement Schedules" of this Annual Report on Form 10-K are incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Evaluation of disclosure controls and procedures

The Company carried out an evaluation, as of February 2, 2013, under the supervision and with the participation of the Company's management, including the Company's Principal Executive Officer and Principal Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures are effective in ensuring that all information required to be filed in this Annual Report on Form 10-K was (i) recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission's rules and forms and (ii) that the disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Principal Executive and Principal Financial Officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Report of management on internal control over financial reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting is a process designed to provide reasonable assurance to the Company's management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements in accordance with accounting principles generally accepted in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of February 2, 2013. In making this assessment, management used the criteria established in the *Internal Control—Integrated Framework* report issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria").

Based upon management's assessment and the COSO criteria, management believes that the Company maintained effective internal control over financial reporting as of February 2, 2013.

The Company's independent auditors, Ernst & Young LLP, an independent registered public accounting firm, have audited and reported on the consolidated financial statements of the Company and the effectiveness of the Company's internal control over financial reporting. The reports of the independent auditors appear on pages 47 and 48 herein and expressed unqualified opinions on the consolidated financial statements and the effectiveness of the Company's internal control over financial reporting.

(c) Changes in internal control over financial reporting

There has been no change in the Company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13a-15 or 15d-15 that occurred during the Company's last fiscal quarter (the Company's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item is incorporated herein by reference from the Company's Proxy Statement for the Annual Meeting of Stockholders to be held June 25, 2013.

Item 11. Executive Compensation

The information required by this Item is incorporated herein by reference from the Company's Proxy Statement for the Annual Meeting of Stockholders to be held June 25, 2013.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated herein by reference from the Company's Proxy Statement for the Annual Meeting of Stockholders to be held June 25, 2013.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated herein by reference from the Company's Proxy Statement for the Annual Meeting of Stockholders to be held June 25, 2013.

Item 14. Principal Accountant Fees and Services

The information required by this Item is incorporated herein by reference from the Company's Proxy Statement for the Annual Meeting of Stockholders to be held June 25, 2013.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) List of documents filed as part of this Annual Report:

1. The following consolidated financial statements of the Company are filed as part of this Annual Report:

   - Reports of Independent Registered Public Accounting Firm;
   - Consolidated Statements of Operations;
   - Consolidated Statements of Comprehensive Income (Loss);
   - Consolidated Balance Sheets;
   - Consolidated Statements of Cash Flows;
   - Consolidated Statements of Stockholders' Equity; and
   - Notes to Consolidated Financial Statements.

2. Financial Statement Schedule II Valuation and Qualifying Accounts

Fiscal Year	Reserve Description	Balance at beginning of period	Additions Charged to Operations	Deductions	Balance at end of period
			(Amounts in thousands)		
2010	Sales Return Reserve	$1,724	$30,725	$30,783	$1,666
2011	Sales Return Reserve	$1,666	$34,091	$34,360	$1,397
2012	Sales Return Reserve	$1,397	$36,864	$36,658	$1,603

3. Exhibits

The exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as part of this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 16, 2013.

NEW YORK & COMPANY, INC.
(REGISTRANT)

/s/ SHEAMUS TOAL

Sheamus Toal
Executive Vice President and Chief Financial Officer (Principal financial officer and Principal accounting officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated.

Name	Title	Date
/s/ GREGORY J. SCOTT Gregory J. Scott	Chief Executive Officer and Director (Principal executive officer)	April 16, 2013
/s/ SHEAMUS TOAL Sheamus Toal	Executive Vice President and Chief Financial Officer (Principal financial officer and Principal accounting officer)	April 16, 2013
/s/ BODIL M. ARLANDER Bodil M. Arlander	Director	April 16, 2013
/s/ JILL BERAUD Jill Beraud	Director	April 16, 2013
/s/ DAVID H. EDWAB David H. Edwab	Director	April 16, 2013
/s/ JAMES O. EGAN James O. Egan	Director	April 16, 2013

Name	Title	Date
/s/ JOHN D. HOWARD John D. Howard	Director	April 16, 2013
/s/ LOUIS LIPSCHITZ Louis Lipschitz	Director	April 16, 2013
/s/ GRACE NICHOLS Grace Nichols	Director and Chair of the Board	April 16, 2013
/s/ MICHELLE PEARLMAN Michelle Pearlman	Director	April 16, 2013
/s/ RICHARD L. PERKAL Richard L. Perkal	Director	April 16, 2013
/s/ ARTHUR E. REINER Arthur E. Reiner	Director	April 16, 2013
/s/ EDMOND S. THOMAS Edmond S. Thomas	Director	April 16, 2013

New York & Company, Inc. and Subsidiaries

Consolidated Financial Statements

Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of New York & Company, Inc. and subsidiaries

We have audited New York & Company, Inc. and subsidiaries' internal control over financial reporting as of February 2, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). New York & Company, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, New York & Company, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of February 2, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of New York & Company, Inc. and subsidiaries as of February 2, 2013 and January 28, 2012, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended February 2, 2013 and our report dated April 16, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

New York, New York
April 16, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of New York & Company, Inc. and subsidiaries

We have audited the accompanying consolidated balance sheets of New York & Company, Inc. and subsidiaries (the "Company") as of February 2, 2013 and January 28, 2012, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended February 2, 2013. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of New York & Company, Inc. and subsidiaries at February 2, 2013 and January 28, 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 2, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), New York & Company, Inc. and subsidiaries' internal control over financial reporting as of February 2, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 16, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

New York, New York
April 16, 2013

New York & Company, Inc. and Subsidiaries

Consolidated Statements of Operations

(Amounts in thousands, except per share amounts)	Fiscal year ended February 2, 2013 (53-weeks)	Fiscal year ended January 28, 2012 (52-weeks)	Fiscal year ended January 29, 2011 (52-weeks)
Net sales	$966,434	$956,456	$1,021,699
Cost of goods sold, buying and occupancy costs	701,613	734,838	788,378
Gross profit	264,821	221,618	233,321
Selling, general and administrative expenses	262,569	257,188	298,419
Restructuring charges	—	—	1,281
Operating income (loss)	2,252	(35,570)	(66,379)
Interest expense, net of interest income of $17, $38 and $51, respectively	360	495	697
Loss on modification and extinguishment of debt	—	144	—
Income (loss) before income taxes	1,892	(36,209)	(67,076)
(Benefit) provision for income taxes	(208)	2,728	9,466
Income (loss) from continuing operations	2,100	(38,937)	(76,542)
Income from discontinued operations, net of taxes	—	—	81
Net income (loss)	$ 2,100	$(38,937)	$ (76,461)
Basic earnings (loss) per share:			
Basic earnings (loss) per share from continuing operations	$ 0.03	$ (0.64)	$ (1.29)
Basic earnings per share from discontinued operations	—	—	—
Basic earnings (loss) per share	$ 0.03	$ (0.64)	$ (1.29)
Diluted earnings (loss) per share:			
Diluted earnings (loss) per share from continuing operations	$ 0.03	$ (0.64)	$ (1.29)
Diluted earnings per share from discontinued operations	—	—	—
Diluted earnings (loss) per share	$ 0.03	$ (0.64)	$ (1.29)
Weighted average shares outstanding:			
Basic shares of common stock	61,516	60,824	59,443
Diluted shares of common stock	62,164	60,824	59,443

See accompanying notes.

New York & Company, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

(Amounts in thousands)	Fiscal year ended February 2, 2013 (53-weeks)	Fiscal year ended January 28, 2012 (52-weeks)	Fiscal year ended January 29, 2011 (52-weeks)
Net income (loss)	$2,100	$(38,937)	$(76,461)
Other comprehensive income (loss):			
Change in minimum pension liability, net of taxes of $33, $(288) and $(158), respectively	83	(716)	(392)
Comprehensive income (loss)	$2,183	$(39,653)	$(76,853)

See accompanying notes.

New York & Company, Inc. and Subsidiaries

Consolidated Balance Sheets

(Amounts in thousands, except per share amounts)	February 2, 2013	January 28, 2012
Assets		
Current assets:		
Cash and cash equivalents	$ 60,933	$ 50,787
Accounts receivable	8,216	7,269
Income taxes receivable	488	477
Inventories, net	80,198	81,328
Prepaid expenses	21,467	21,057
Other current assets	954	968
Total current assets	172,256	161,886
Property and equipment, net	97,960	115,280
Intangible assets	14,879	14,879
Deferred income taxes	6,755	6,796
Other assets	830	950
Total assets	$292,680	$299,791
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 74,410	$ 72,297
Accrued expenses	51,158	55,146
Income taxes payable	989	3,064
Deferred income taxes	6,755	6,796
Total current liabilities	133,312	137,303
Deferred rent	48,834	57,127
Other liabilities	4,282	5,256
Total liabilities	186,428	199,686
Commitments and contingencies		
Stockholders' equity:		
Common stock, voting, par value $0.001; 300,000 shares authorized; 63,884 and 63,053 shares issued and 62,884 and 62,053 shares outstanding at February 2, 2013 and January 28, 2012, respectively	64	62
Additional paid-in capital	166,902	162,940
Retained deficit	(54,621)	(56,721)
Accumulated other comprehensive loss	(2,696)	(2,779)
Treasury stock at cost; 1,000 shares at February 2, 2013 and January 28, 2012	(3,397)	(3,397)
Total stockholders' equity	106,252	100,105
Total liabilities and stockholders' equity	$292,680	$299,791

See accompanying notes.

New York & Company, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(Amounts in thousands)	Fiscal year ended February 2, 2013 (53-weeks)	Fiscal year ended January 28, 2012 (52-weeks)	Fiscal year ended January 29, 2011 (52-weeks)
Operating activities			
Net income (loss)	$ 2,100	$(38,937)	$(76,461)
Less: Income from discontinued operations, net of taxes	—	—	81
Income (loss) from continuing operations	2,100	(38,937)	(76,542)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities of continuing operations:			
Depreciation and amortization	34,909	38,418	41,090
Loss from impairment charges	556	3,055	16,283
Amortization of deferred financing costs	119	167	216
Write-off of unamortized deferred financing costs	—	144	—
Share-based compensation expense	3,869	3,719	2,474
Deferred income taxes	—	—	17,863
Changes in operating assets and liabilities:			
Accounts receivable	(947)	2,487	(309)
Income taxes receivable	(11)	50	2,473
Inventories, net	1,130	734	4,997
Prepaid expenses	(410)	(350)	1,901
Accounts payable	2,113	(1,314)	1,592
Accrued expenses	(3,988)	(9,056)	5,140
Income taxes payable	(2,075)	2,804	(731)
Deferred rent	(8,293)	(9,735)	(5,158)
Other assets and liabilities	(1,692)	(740)	(486)
Net cash provided by (used in) operating activities of continuing operations	27,380	(8,554)	10,803
Investing activities			
Capital expenditures	(18,144)	(12,158)	(15,695)
Proceeds from sale of fixed assets	—	—	936
Insurance recoveries	815	—	—
Net cash used in investing activities of continuing operations	(17,329)	(12,158)	(14,759)
Financing activities			
Proceeds from borrowings under revolving credit facility	—	14,000	21,000
Repayment of borrowings under revolving credit facility	—	(14,000)	(21,000)
Repayment of debt	—	(7,500)	(6,000)
Payment of financing costs	—	(595)	—
Proceeds from exercise of stock options	95	2,202	95
Reduction of tax benefit from exercise of stock options	—	—	(43)
Net cash provided by (used in) financing activities of continuing operations	95	(5,893)	(5,948)
Net increase (decrease) in cash and cash equivalents	10,146	(26,605)	(9,904)
Cash and cash equivalents at beginning of period	50,787	77,392	87,296
Cash and cash equivalents at end of period	$ 60,933	$ 50,787	$ 77,392
Cash paid during the period for interest	$ 258	$ 396	$ 529
Cash paid (refunds) during the period for taxes	$ 2,289	$ 457	$ (9,774)

See accompanying notes.

New York & Company, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity

(Amounts in thousands)	Common Stock		Treasury Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total
	Shares	Amount	Shares	Amount				
Balance at January 30, 2010	59,396	$60	1,000	$(3,397)	$154,495	$ 58,677	$(1,671)	$208,164
Stock options exercised	185	—	—	—	95	—	—	95
Restricted stock issued	904	—	—	—	—	—	—	—
Restricted stock forfeits	(288)	—	—	—	—	—	—	—
Reduction of excess tax benefit from exercise of stock options	—	—	—	—	(43)	—	—	(43)
Share-based compensation expense	—	—	—	—	2,474	—	—	2,474
Net loss	—	—	—	—	—	(76,461)	—	(76,461)
Minimum pension liability adjustment, net of tax	—	—	—	—	—	—	(392)	(392)
Comprehensive loss, net of tax	—	—	—	—	—	—	—	(76,853)
Balance at January 29, 2011	60,197	$60	1,000	$(3,397)	$157,021	$(17,784)	$(2,063)	$133,837
Stock options exercised	1,419	2	—	—	2,200	—	—	2,202
Restricted stock issued	667	—	—	—	—	—	—	—
Restricted stock forfeits	(230)	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	3,719	—	—	3,719
Net loss	—	—	—	—	—	(38,937)	—	(38,937)
Minimum pension liability adjustment, net of tax	—	—	—	—	—	—	(716)	(716)
Comprehensive loss, net of tax	—	—	—	—	—	—	—	(39,653)
Balance at January 28, 2012	62,053	$62	1,000	$(3,397)	$162,940	$(56,721)	$(2,779)	$100,105
Issuance of common stock upon exercise of stock options and stock appreciation rights	362	2	—	—	93	—	—	95
Restricted stock issued	469	—	—	—	—	—	—	—
Restricted stock forfeits	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	3,869	—	—	3,869
Net income	—	—	—	—	—	2,100	—	2,100
Minimum pension liability adjustment, net of tax	—	—	—	—	—	—	83	83
Comprehensive income, net of tax	—	—	—	—	—	—	—	2,183
Balance at February 2, 2013	62,884	$64	1,000	$(3,397)	$166,902	$(54,621)	$(2,696)	$106,252

See accompanying notes.

New York & Company, Inc.
Notes to Consolidated Financial Statements
February 2, 2013

1. Organization and Basis of Presentation of Financial Statements

New York & Company, Inc. (together with its subsidiaries, collectively the "Company") is a leading specialty retailer of women's fashion apparel and accessories, and the modern wear-to-work destination for women, providing perfectly fitting pants and NY Style that is feminine, polished, on-trend and versatile. The Company's proprietary branded New York & Company® merchandise is sold exclusively through its national network of retail stores and eCommerce store at *www.nyandcompany.com*. The target customers for the Company's merchandise are fashion-conscious, value-sensitive women between the ages of 25 and 45. As of February 2, 2013, the Company operated 519 stores in 43 states.

The Company's fiscal year is a 52- or 53-week year that ends on the Saturday closest to January 31. The accompanying consolidated financial statements include the accounts of the Company for the 53-weeks ended February 2, 2013 ("fiscal year 2012"), 52-weeks ended January 28, 2012 ("fiscal year 2011"), and the 52-weeks ended January 29, 2011 ("fiscal year 2010"). All significant intercompany balances and transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies

Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in GAAP and IFRSs" ("ASU 2011-04"), which amends Accounting Standards Codification™ ("ASC") Topic 820, "Fair Value Measurements and Disclosures" ("ASC 820"). The updated guidance amends U.S. generally accepted accounting principles ("GAAP") to create more commonality with International Financial Reporting Standards ("IFRS") by changing some of the wording used to describe requirements for measuring fair value and for disclosing information about fair value measurements. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and has been applied prospectively. The Company's adoption of ASU 2011-04 on January 29, 2012 did not have a material impact on its financial position and results of operations.

In June 2011, the FASB issued ASU No. 2011-05, "Presentation of Comprehensive Income" ("ASU 2011-05"), which amends FASB ASC Topic 220, "Comprehensive Income" ("ASC 220"). The objective of ASU 2011-05 is to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The amendments in this standard eliminate the option to present components of other comprehensive income as part of the statement of stockholders' equity. The amendments in this standard require that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present for annual periods total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income and for interim periods present the total of comprehensive income. ASU 2011-05 is effective for interim and annual periods beginning after December 15, 2011 and has been applied retrospectively. ASU 2011-05, as modified by ASU 2011-12, was adopted by the Company on January 29, 2012 by showing two separate but consecutive statements.

2. Summary of Significant Accounting Policies (Continued)

In July 2012, the FASB issued ASU 2012-02, "Testing Indefinite-Lived Intangible Assets for Impairment" ("ASU 2012-02"), which amends FASB ASC Topic 350, "Intangibles—Goodwill and Other" to permit an entity to first assess qualitative factors to determine if it is more likely than not that an indefinite-lived intangible asset is impaired and whether it is necessary to perform the impairment test of comparing the carrying amount with the recoverable amount of the indefinite-lived intangible asset. This guidance is effective for interim and annual impairment tests performed in fiscal years beginning after September 15, 2012, with early adoption permitted. The Company will consider the requirements of ASU 2012-02 when conducting the annual impairment test of its indefinite-lived intangible assets and does not believe the adoption of ASU 2012-02 will have a material impact on its financial position or results of operations.

In February 2013, the FASB issued ASU 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" ("ASU 2013-02"), which sets forth additional disclosure requirements for items reclassified out of accumulated other comprehensive income and into net income that will be effective for annual reporting periods beginning after December 15, 2012. The adoption of ASU 2013-02 will not have a material impact on the Company's financial position or results of operations.

Reclassifications

Certain reclassifications have been made to prior fiscal year amounts and balances to conform to the presentation in the current fiscal year. These reclassifications did not impact consolidated operating income (loss) or net income (loss) in any period presented.

Revenue Recognition

Revenue from the sale of merchandise at the Company's stores is recognized at the time the customer takes possession of the related merchandise and the purchases are paid for, primarily with either cash or credit card. Revenue, including shipping fees billed to customers, from the sale of merchandise at the Company's eCommerce store is recognized when the merchandise is shipped to the customer and the purchases are paid for. Revenue for gift certificate and gift card sales and store credits is recognized at redemption. Prior to their redemption, gift certificates, gift cards and store credits are recorded as a liability. Discounts and promotional coupons offered to customers are accounted for as a reduction of sales revenue at the time the coupons are tendered by the customer. The Company presents sales taxes collected from customers on a net basis (excluded from revenues).

The Company issues gift cards and merchandise credits which do not contain provisions for expiration or inactivity fees. The portion of the dollar value of gift cards and merchandise credits that ultimately is not used by customers to make purchases is known as breakage. The Company recognizes gift card and merchandise credit breakage as revenue as they each are redeemed over a two-year redemption period based on their respective historical breakage rate. The Company considers the likelihood of redemption remote beyond a two-year redemption period, at which point any unrecognized breakage is recognized as revenue. The Company determined the redemption period and the breakage rates for gift cards and merchandise credits based on their respective historical redemption patterns.

2. Summary of Significant Accounting Policies (Continued)

During the fourth quarter of fiscal year 2012, the Company determined it had adequate information on historical redemption patterns for merchandise credits and utilized this to revise its estimates of redemption rates and the period over which breakage is recognized, which resulted in the Company recording $5.1 million of revenue during fiscal year 2012. The Company recorded breakage revenue of $0.6 million and $0.6 million during fiscal year 2011 and fiscal year 2010, respectively.

Reserve for Returns

The Company reserves for sales returns through reductions in sales and gross margin based upon historical merchandise returns experience and current sales levels.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on-hand, and all short-term investments with an original maturity of three months or less when purchased.

Inventories

Inventories are valued at the lower of average cost or market, on a weighted average cost basis, using the retail method.

Deferred Rent

The Company recognizes fixed minimum rent expense on non-cancelable leases on a straight-line basis over the term of each individual lease including the build-out period. The difference between recognized rental expense and amounts payable under the lease is recorded as a deferred lease liability. In addition, the Company recognizes landlord allowances as a deferred lease liability, which is amortized over the term of the related lease as a reduction to rent expense. For contingent rent expense based upon sales, the Company estimates annual contingent rent expense and recognizes a portion each month based on actual sales. At February 2, 2013 and January 28, 2012, the deferred lease liability was $48.8 million and $57.1 million, respectively, and is reported as "Deferred rent" on the consolidated balance sheets.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for new properties and improvements are capitalized, while the cost of repair and maintenance is charged to expense. Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of the assets.

2. Summary of Significant Accounting Policies (Continued)

The estimated useful lives of property and equipment, for financial statement purposes, are as follows:

Depreciable Fixed Assets	Useful Life
Land	—
Store fixtures and equipment	3 - 10 years
Office furniture, fixtures and equipment	3 - 10 years
Software	5 years
Leasehold improvements	Lesser of the useful life or the term of the lease

Cost of Goods Sold, Buying and Occupancy Costs

Cost of goods sold, buying and occupancy costs is comprised of direct inventory costs for merchandise sold, distribution costs, shipping costs, payroll and related costs for the Company's design, sourcing, production, merchandising, planning and allocation personnel, and store occupancy and related costs.

Share-Based Compensation

The Company accounts for all share-based payments in accordance with FASB ASC Topic 718, "Compensation—Stock Compensation" ("ASC 718"). ASC 718 requires that the cost resulting from all share-based payment transactions be treated as compensation and recognized in the consolidated financial statements.

Marketing

Marketing costs, which consist primarily of direct mail and point-of-sale ("POS") advertising costs, are expensed at the time the promotion is mailed or first appears in the store. For the following periods, marketing costs reported in "Selling, general, and administrative expenses" on the consolidated statements of operations were as follows:

Fiscal Year	(Amounts in thousands)
2012	$30,413
2011	$26,587
2010	$27,569

At February 2, 2013 and January 28, 2012, marketing costs reported in "Prepaid expenses" on the consolidated balance sheets amounted to $1.9 million and $1.1 million, respectively.

Pre-Opening Expenses

Costs, such as advertising and payroll costs, incurred prior to the opening of a new store are expensed as incurred.

2. Summary of Significant Accounting Policies (Continued)

Store Supplies

The initial inventory and subsequent shipments of supplies for new stores, including, but not limited to, hangers, signage, packaging and POS supplies, are expensed as incurred.

Deferred Financing Costs

Costs related to the issuance of debt are capitalized as "Other assets" in the consolidated balance sheets and amortized as interest expense over the terms of the related debt. At February 2, 2013 and January 28, 2012, net deferred financing costs were $0.4 million and $0.5 million, respectively.

Interest Expense

Interest expense, net of interest income, includes interest primarily related to the Company's revolving credit facility, amortization of deferred financing costs, and historically, long-term debt.

Impairment of Long-lived Assets

The Company evaluates the impairment of long-lived assets in accordance with ASC Topic 360, "Property, Plant and Equipment" ("ASC 360"). Long-lived assets are evaluated for recoverability in accordance with ASC 360 whenever events or changes in circumstances indicate that an asset may have been impaired. In evaluating an asset for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and eventual disposition and market data assumptions. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair value of the asset, is recognized.

Intangible Assets

The Company follows ASC Topic 350, "Intangibles—Goodwill and Other" ("ASC 350"), which prohibits the amortization of goodwill and intangible assets with indefinite lives. ASC 350 requires that these assets be reviewed for impairment at least annually, or more frequently if events or circumstances indicate that the asset may be impaired. An impairment charge is recognized for the amount, if any, by which the carrying value of an intangible asset exceeds its fair value. Intangible assets with finite lives are amortized over their estimated useful lives.

The Company's intangible assets relate to the New York & Company trademarks, which were initially valued at $14.8 million. The trademarks were initially valued using the "relief from royalty method" and were determined to have indefinite lives by an independent appraiser. The Company's fiscal year 2012, fiscal year 2011, and fiscal year 2010 impairment tests resulted in a fair value that significantly exceeded the carrying amount of the Company's trademarks. The Company performed a sensitivity analysis on the key assumptions used in the trademark impairment analysis and has determined that a significant, negative change in the assumptions would not impact the Company's conclusion that no impairment was required.

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

Income taxes are calculated in accordance with ASC Topic 740, "Income Taxes" ("ASC 740"), which requires the use of the liability method. Deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Inherent in the measurement of deferred balances are certain judgments and interpretations of enacted tax laws and published guidance with respect to applicability to the Company's operations. A valuation allowance is established against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The provisions in ASC 740 related to accounting for uncertain tax positions prescribe a comprehensive model of how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. Under these provisions, the Company recognizes a tax benefit when a tax position is more-likely-than-not to be sustained upon examination, based solely on its technical merits. The Company measures the recognized tax benefit as the largest amount of tax benefit that has greater than a 50% likelihood of being realized upon the ultimate settlement with a taxing authority. The Company reverses a previously recognized tax benefit if it determines that the tax position no longer meets the more-likely-than-not threshold of being sustained. The Company accrues interest and penalties related to unrecognized tax benefits in income tax expense.

Comprehensive Income (Loss)

Comprehensive income (loss) is calculated in accordance with ASC Topic 220, "Comprehensive Income." Comprehensive income (loss) includes net income (loss) and other comprehensive income (loss). The Company reports the components of other comprehensive income (loss) and accumulated other comprehensive loss in the consolidated financial statements included in this Annual Report on Form 10-K.

Earnings (Loss) Per Share

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding for the period. Except when the effect would be anti-dilutive at the continuing operations level, diluted earnings (loss) per share are calculated based on the weighted average number of outstanding shares of common stock plus the dilutive effect of share-based awards (stock options, stock appreciation rights, unvested restricted stock and performance

2. Summary of Significant Accounting Policies (Continued)

awards) calculated under the treasury stock method. A reconciliation between basic and diluted earnings (loss) per share is as follows:

	Fiscal Year 2012	Fiscal Year 2011	Fiscal Year 2010
	(Amounts in thousands, except per share amounts)		
Income (loss) from continuing operations	$ 2,100	$(38,937)	$(76,542)
Income from discontinued operations, net of taxes	—	—	81
Net income (loss)	$ 2,100	$(38,937)	$(76,461)
Basic earnings (loss) per share			
Weighted average shares outstanding:			
Basic shares of common stock	61,516	60,824	59,443
Basic earnings (loss) per share from continuing operations	$ 0.03	$ (0.64)	$ (1.29)
Basic earnings per share from discontinued operations	—	—	—
Basic earnings (loss) per share	$ 0.03	$ (0.64)	$ (1.29)
Diluted earnings (loss) per share			
Weighted average shares outstanding:			
Basic shares of common stock	61,516	60,824	59,443
Plus impact of share-based awards	648	—	—
Diluted shares of common stock	62,164	60,824	59,443
Diluted earnings (loss) per share from continuing operations	$ 0.03	$ (0.64)	$ (1.29)
Diluted earnings per share from discontinued operations	—	—	—
Diluted earnings (loss) per share	$ 0.03	$ (0.64)	$ (1.29)

The calculation of diluted earnings (loss) per share for fiscal year 2012, fiscal year 2011, and fiscal year 2010 excludes the share-based awards listed in the following table due to their anti-dilutive effect, as determined under the treasury stock method:

	Fiscal Year 2012	Fiscal Year 2011	Fiscal Year 2010
	(Amounts in thousands)		
Stock options	957	1,381	2,780
Stock appreciation rights(1)	3,266	2,072	1,481
Restricted stock and units	492	441	319
Total anti-dilutive shares	4,715	3,894	4,580

(1) Each stock appreciation right ("SAR") referred to above represents the right to receive a payment measured by the increase in the fair market value of one share of common stock from the date of grant of the SAR to the date of exercise of the SAR. Upon exercise the SARs will be settled in stock.

3. Fair Value Measurements

ASC 820 establishes a common definition for fair value to be applied to GAAP guidance requiring the use of fair value, establishes a framework for measuring fair value, and expands the disclosure about such fair value measurements. ASC 820 establishes a three-level fair value hierarchy that requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data and require the reporting entity to develop its own assumptions.

The Company's financial instruments consist of cash and cash equivalents, short-term trade receivables and accounts payable. The carrying values on the balance sheet for cash and cash equivalents, short-term trade receivables and accounts payable approximate their fair values due to the short-term maturities of such items.

The Company classifies long-lived store store assets within level 3 of the fair value hierarchy. The Company evaluates long-lived assets for recoverability in accordance with ASC 360 whenever events or changes in circumstances indicate that an asset may have been impaired. In evaluating an asset for recoverability, the Company estimates the future cash flow expected to result from the use of the asset and eventual disposition and market data assumptions. If the sum of the expected future undiscounted cash flow is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair value of the asset, is recognized.

4. Restructuring

During fiscal year 2010, the Company exited an underperforming test accessories concept consisting of five stores. In connection with the exit of this concept, the Company recorded pre-tax restructuring charges totaling $2.1 million, which consist of non-cash charges of $1.1 million related to the impairment of store assets, $0.8 million related to the write-off of inventory and $0.2 million related primarily to lease exit and severance costs. The asset impairment charges, lease exit costs, and severance costs totaling $1.3 million are reported in "Restructuring charges" and the inventory write-off of $0.8 million is reported in "Cost of goods sold, buying and occupancy costs" on the Company's consolidated statements of operations. All severance liabilities related to the restructuring activities have been paid.

5. Significant Risks and Uncertainties

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to inventories, long-lived assets, intangible assets, and income taxes. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

Concentration of Risk

The Company is subject to concentration of credit risk relating to cash, primarily store depository accounts, which are maintained with major financial institutions. The Company monitors the relative credit standing of these financial institutions and other entities and limits the amount of credit exposure with any one entity. The Company also monitors the creditworthiness of the entities to which it grants credit terms in the normal course of business.

The Company utilizes three major apparel vendors, which together represented approximately 70% of the Company's merchandise purchases during fiscal year 2012. The Company's largest country sources are China, Vietnam and Indonesia, which represented approximately 91% of purchases in fiscal year 2012. No individual factory represented more than approximately 6% of the Company's merchandise purchases during fiscal year 2012.

Economic Uncertainty

Current economic conditions could negatively affect consumer purchases of the Company's merchandise and adversely impact the Company's business, financial condition and results of operations. In addition, the current economic conditions could negatively impact the Company's merchandise vendors and their ability to deliver products, which may also adversely impact the Company's business, financial condition and results of operations.

6. Proprietary Credit Card

The Company has a credit card processing agreement with a third party (the "administration company"), which provides the services of the Company's proprietary credit card program. The Company allows payments on this credit card to be made at its stores as a service to its customers. The administration company owns the credit card accounts, with no recourse from the Company. The Company's receivable due from the administration company at any time represents the standard processing time of approximately three days. The amount due at both February 2, 2013 and January 28, 2012 was $1.2 million. The Company does not have any off-balance sheet arrangements with credit exposure.

7. Property and Equipment

Property and equipment at February 2, 2013 and January 28, 2012 consist of the following:

	February 2, 2013	January 28, 2012
	(Amounts in thousands)	
Land	$ 117	$ 117
Store fixtures and equipment	164,105	161,538
Office furniture, fixtures, and equipment	17,933	17,408
Leasehold improvements	173,903	175,563
Software	35,799	33,271
Construction in progress	2,675	2,154
Total	394,532	390,051
Less accumulated depreciation	296,572	274,771
Property and equipment, net	$ 97,960	$115,280

Depreciation expense amounted to $34.9 million, $38.4 million and $41.0 million for fiscal year 2012, fiscal year 2011 and fiscal year 2010, respectively.

During the second quarter and fourth quarter of fiscal year 2012, the Company recorded non-cash impairment charges of $0.4 million and $0.2 million, respectively, related to store assets, which are reported in "Selling, general, and administrative expenses" on the Company's consolidated statement of operations. During the second quarter and fourth quarter of fiscal year 2011, the Company recorded non-cash impairment charges of $0.9 million and $2.2 million, respectively, related to store assets, which are reported in "Selling, general and administrative expenses" on the Company's consolidated statement of operations. During the second quarter of fiscal year 2010, the Company recorded a non-cash impairment charge of $16.3 million, of which $15.2 million relates to underperforming New York & Company stores and is reported in "Selling, general and administrative expenses" and $1.1 million relates to a test accessories concept the Company exited and is reported in "Restructuring charges" on the Company's consolidated statements of operations.

8. Commitments and Contingencies

The Company leases retail business locations, office and warehouse facilities, copier equipment and automotive equipment under various non-cancelable operating leases expiring in various years through 2025. Leases on retail business locations typically specify minimum rentals plus common area maintenance ("CAM") charges, real estate taxes, other landlord charges and possible additional rentals based upon percentages of sales. Most of the retail business location leases have an original term of 10 years and some provide renewal options at rates specified in the leases.

8. Commitments and Contingencies (Continued)

A summary of rent expense is as follows:

	Fiscal Year 2012	Fiscal Year 2011	Fiscal Year 2010
	(Amounts in thousands)		
Fixed minimum rentals	$86,538	$ 90,123	$ 95,741
Contingent rentals	4,605	6,961	8,130
Total store rentals	91,143	97,084	103,871
Office space rentals	5,320	5,400	5,397
Equipment rentals	698	1,064	1,131
Total rental expense	$97,161	$103,548	$110,399
Sublease rental income	$ 72	$ 277	$ 486

As of February 2, 2013 the aggregate minimum rent commitments under non-cancelable operating leases are as follows:

Fiscal Year	Fixed Minimum Rent
	(Amounts in thousands)
2013	$101,040
2014	93,694
2015	72,978
2016	51,539
2017	32,978
Thereafter	48,773
Total	$401,002

The minimum lease payments above do not include CAM charges, real estate taxes or other landlord charges, which are also required contractual obligations under the Company's store and office operating leases. In many of the Company's leases, CAM charges are not fixed and can fluctuate from year to year. During fiscal year 2012, CAM charges and real estate taxes were $59.3 million and other landlord charges were $4.6 million.

As of February 2, 2013, the Company had open purchase commitments for merchandise and store construction totaling approximately $78.2 million and $1.4 million, respectively.

Legal Proceedings

There are various claims, lawsuits and pending actions against the Company arising in the normal course of the Company's business. It is the opinion of management that the ultimate resolution of these matters will not have a material effect on the Company's financial condition, results of operations or cash flows.

9. Employee Benefit Plans

Savings and Retirement Plan

The Company contributes to a defined contribution savings and retirement plan (the "SARP") qualifying under section 401(k) of the Internal Revenue Code. Participation in the SARP is available to all associates, if not covered by the pension plan discussed below, who have completed 1,000 or more hours of service with the Company during certain twelve-month periods and have attained the age of 21. Participants are able to contribute up to 100% of their pay to the SARP, subject to Internal Revenue Service ("IRS") limits. The Company matches 100% of the employee's contribution up to a maximum of 4% of the employee's eligible pay. The Company match is immediately vested.

The Company's costs under this plan were as follows:

Fiscal Year	(Amounts in thousands)
2012	$1,793
2011	$1,885
2010	$1,293

Pension Plan

The Company sponsors a single employer defined benefit pension plan ("plan") covering substantially all union employees. Employees covered by collective bargaining agreements are primarily non-management store associates, representing approximately 8% of the Company's workforce at February 2, 2013. The plan provides retirement benefits for union employees who have attained the age of 21 and complete 1,000 or more hours of service in any calendar year following the date of employment. The plan provides benefits based on length of service. The Company's funding policy for the pension plan is to contribute annually the amount necessary to provide for benefits based on accrued service and to contribute at least the minimum required by ERISA rules. The Company anticipates contributing approximately $0.5 million to the plan during fiscal year 2013. The Company's pension plan weighted average asset allocation, by asset category, is as follows:

Asset Category	Fiscal Year 2012	Fiscal Year 2011
Equity securities	64%	65%
Fixed income	34%	33%
Cash and cash equivalents	2%	2%

The Company's investment policy generally targets 60% to 65% in equity securities and 35% to 40% in fixed income.

9. Employee Benefit Plans (Continued)

The fair values of the pension plan assets at February 2, 2013, utilizing the fair value hierarchy in accordance with ASC 820, is as follows:

		Fair Value Measurements Using		
	February 2, 2013	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(Amounts in thousands)		
Equity securities:				
U.S. common stocks	$3,886	$3,886	$ —	$—
International common stocks	450	450	—	—
Fixed income securities:				
U.S. corporate bonds	1,161	—	1,161	—
U.S. mortgage-backed securities	1,084	—	1,084	—
Cash and cash equivalents:				
Cash equivalents	102	—	102	—
Total	$6,683	$4,336	$2,347	$—

The fair values of the pension plan assets at January 28, 2012, utilizing the fair value hierarchy in accordance with ASC 820, is as follows:

		Fair Value Measurements Using		
	January 28, 2012	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(Amounts in thousands)		
Equity securities:				
U.S. common stocks	$3,279	$3,279	$ —	$—
International common stocks	668	668	—	—
Fixed income securities:				
U.S. treasuries / government bonds	717	—	717	—
U.S. corporate bonds	996	—	996	—
U.S. mortgage-backed securities	266	—	266	—
Cash and cash equivalents:				
Cash equivalents	139	—	139	—
Total	$6,065	$3,947	$2,118	$—

In consideration of the fund's investment goals, demographics, time horizon available for investment and the overall risk tolerance of the board of trustees (consisting of two union trustees and two employer trustees) a long-term investment objective of long-term income and growth has been adopted for the fund's assets. This is a risk-averse balanced approach that seeks long-term growth in capital along with significant current income.

9. Employee Benefit Plans (Continued)

The following weighted average assumptions were used to determine benefit obligations:

	Fiscal Year 2012	Fiscal Year 2011
Discount rate	3.90%	4.50%

The following weighted average assumptions were used to determine net periodic benefit cost:

	Fiscal Year 2012	Fiscal Year 2011	Fiscal Year 2010
Discount rate	4.50%	5.20%	5.50%
Long-term rate of return on assets	8.00%	8.00%	8.00%

The measurement dates for fiscal year 2012 and fiscal year 2011 are February 2, 2013 and January 28, 2012, respectively, for the determination of benefit obligations. The following table provides information for the pension plan:

	Fiscal Year 2012	Fiscal Year 2011
	(Amounts in thousands)	
Change in benefit obligation:		
Benefit obligation, beginning of period	$ 9,705	$ 9,660
Service cost	340	339
Interest	408	454
Actuarial loss	114	257
Benefits paid	(757)	(772)
Amendments	—	(233)
Benefit obligation, end of period	$ 9,810	$ 9,705
Change in plan assets:		
Fair value of plan assets, beginning of period	$ 6,065	$ 6,283
Actual return on plan assets	491	(312)
Benefits paid	(757)	(772)
Employer contributions	884	866
Fair value of plan assets, end of period	$ 6,683	$ 6,065
Funded status	$(3,127)	$(3,640)
Unrecognized net actuarial loss	4,023	4,121
Unrecognized prior service credit	(203)	(219)
Net amount recognized	$ 693	$ 262
Amounts recognized in the consolidated balance sheets:		
Accrued pension liability	$(3,127)	$(3,640)
Accumulated other comprehensive loss	3,820	3,902
Net amount recognized	$ 693	$ 262

9. Employee Benefit Plans (Continued)

At February 2, 2013 and January 28, 2012, the Company reported a minimum pension liability of $3.1 million and $3.6 million, respectively, due to the underfunded status of the plan. The minimum pension liability is reported in "Other liabilities" on the consolidated balance sheets. Included in accumulated other comprehensive loss at February 2, 2013 is a net loss of $0.2 million that is expected to be recognized in net periodic benefit cost during fiscal year 2013.

Net periodic benefit cost includes the following components:

	Fiscal Year 2012	Fiscal Year 2011	Fiscal Year 2010
	(Amounts in thousands)		
Service cost	$ 340	$ 339	$ 334
Interest cost	408	454	505
Expected return on plan assets	(486)	(499)	(480)
Amortization of unrecognized losses	208	131	126
Amortization of prior service credit	(15)	(15)	—
Net periodic benefit cost	$ 455	$ 410	$ 485

The following schedule shows the expected benefit payments over the next 10 years:

Fiscal Year	(Amounts in thousands)
2013	$ 845
2014	809
2015	790
2016	759
2017	727
2018-2022	3,161
Total	$7,091

10. Share-Based Compensation

2006 Amended and Restated Long-Term Incentive Plan. The Company's board of directors and stockholders approved the 2006 Long-Term Incentive Plan (the "2006 Plan") on May 3, 2006, and June 21, 2006, respectively. On June 29, 2009 and June 22, 2011, the Company's stockholders approved, among other matters, amendments to the 2006 Plan to increase the number of shares reserved for issuance. The aggregate number of shares of the Company's common stock that may be issued under the New York & Company, Inc. Amended and Restated 2006 Long-Term Incentive Plan (the "Amended and Restated 2006 Plan") is 8,668,496 shares, and the maximum number of shares which may be used for awards other than stock options or stock appreciation rights ("SARs") is 3,750,000 shares. These shares may be in whole or in part authorized and unissued or held by the Company as treasury shares.

10. Share-Based Compensation (Continued)

Amended and Restated 2002 Stock Option Plan. The Company originally adopted the 2002 Stock Option Plan on November 27, 2002 and approved the Amended and Restated 2002 Stock Option Plan (the "2002 Plan") to become effective on October 13, 2004. The 2002 Plan provides for the grant of either incentive stock options or non-qualified stock options. The shares to be issued upon the exercise of the options may be in whole or in part authorized and unissued shares or held by the Company as treasury shares. Upon stockholder approval of the 2006 Plan, the 2002 Plan ceased to be available for the grants of new incentive awards, other than awards granted wholly from shares returned to the 2002 Plan by forfeiture or expiration after May 5, 2006; all other new incentive awards are to be granted under the Amended and Restated 2006 Plan. There are options to purchase 665,437 shares of the Company's common stock that have been or will be subject to forfeiture or expiration under the 2002 Plan at February 2, 2013 and therefore are potentially available for issuance under the 2002 Plan.

Under both the 2002 Plan and the Amended and Restated 2006 Plan (together, referred to herein as the "Plans"), the Company is able to grant share-based awards to its executives, consultants, directors, or other key employees. Options and SARs generally have a maximum term of up to 10 years. Upon grant of share-based awards, the compensation committee of the Company's board of directors will determine the exercise price, if applicable, and term of any award at its discretion. The exercise price of an incentive stock option and a SAR; however, may not be less than 100% of the fair market value of a share of common stock on the date of grant. The exercise price of an incentive stock option awarded to a person who owns stock constituting more than 10% of the total combined voting power of all classes of stock of the Company may not be less than 110% of the fair market value on such date and the option must be exercised within five years of the date of grant. The aggregate fair market value of common stock for which an incentive stock option is exercisable for the first time during any calendar year, under all equity incentive plans of the Company, may not exceed $0.1 million. Upon the exercise of a SAR, a participant will receive a number of shares of the Company's common stock equal in value to the excess of the fair market value of a share of common stock over the exercise price per share, multiplied by the number of shares in respect of which the SAR is exercised. Vesting provisions for all share-based awards granted under the Plans are determined by the compensation committee of the Company's board of directors at the date of grant; however, subject to certain restrictions, all outstanding share-based awards may vest upon a sale of the Company. Shares that are not currently outstanding under the Plans and are available for issuance at February 2, 2013 amounted to 2,954,377.

10. Share-Based Compensation (Continued)

A summary of the Company's stock options and SARs outstanding as of February 2, 2013 and activity for fiscal year 2012 is presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
	(Amounts in thousands)			(Amounts in thousands)
Outstanding, beginning of period	3,893	$3.95		
Granted	1,002	3.58		
Exercised	(373)	0.35		
Forfeited	(103)	4.58		
Expired	(69)	6.83		
Outstanding, end of period(1)	4,350	$4.11	7.1	$1,612
Exercisable, end of period	1,711	$3.73	5.4	$1,031

(1) There were 1,060,741 stock options and 3,289,250 SARs outstanding as of February 2, 2013, of which 889,116 stock options and 822,083 SARs were vested. The non-vested stock options and SARs outstanding at February 2, 2013 vest subject to the passage of time through fiscal year 2015.

Aggregate intrinsic value for both outstanding and exercisable options and SARs, in the table above, represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of fiscal year 2012 and the exercise price, multiplied by the number of in-the-money options and SARs) that would have been received by the option and SAR holders had all option and SAR holders exercised their options and SARs on February 2, 2013. This amount changes based on the fair market value of the Company's common stock. Total intrinsic value of options exercised for fiscal year 2012, fiscal year 2011 and fiscal year 2010 (based on the difference between the Company's stock price on the respective exercise date and the respective exercise price, multiplied by the number of respective options exercised) was $1.2 million, $7.6 million and $0.6 million, respectively.

In accordance with ASC 718, for compensation expense purposes, the fair value of each option and SAR granted is estimated on the date granted using the Black-Scholes option-pricing model for all employees and non-employee board members. The weighted average fair value for options and SARs granted during fiscal year 2012, fiscal year 2011 and fiscal year 2010 was $2.17, $3.62 and $2.54, respectively. The total fair value of stock options, SARs and restricted stock vested during fiscal year 2012, fiscal year 2011 and fiscal year 2010 was $2.3 million, $1.7 million and $0.8 million, respectively.

10. Share-Based Compensation (Continued)

The following weighted average assumptions were used to value stock options and SARs:

	Fiscal Year 2012	Fiscal Year 2011	Fiscal Year 2010
Expected volatility	86.8%	84.1%	79.5%
Expected life	3.8 years	4.5 years	4.6 years
Risk-free interest rate	0.78%	1.89%	2.08%
Expected dividend yield	—%	—%	—%

The risk-free interest rate used to value stock options and SARs is based on the U.S. Treasury yield curve in effect at the time of grant with maturity dates that coincide with the expected life of the options and SARs. The expected life represents the weighted average period the stock options and SARs are expected to remain outstanding and is based primarily on industry averages due to the Company's limited historical data for employee exercises. The Company's assumption for volatility is based on its historical volatility calculated on the grant date of an award for a period of time that coincides with the expected life of the options.

The following table summarizes the restricted stock awards outstanding at February 2, 2013 and activity for fiscal year 2012:

	Shares	Weighted Average Grant Date Fair Value
	(Amounts in thousands)	
Nonvested at January 28, 2012	818	$4.93
Granted	521	$3.56
Vested	(190)	$4.17
Forfeited	—	$ —
Nonvested at February 2, 2013	1,149	$4.43

The fair value of restricted stock is based on the closing stock price of an unrestricted share of the Company's common stock on the grant date. The non-vested shares outstanding at February 2, 2013 include 949,398 shares that vest subject to the passage of time through fiscal year 2015, and 200,000 shares of performance-based restricted stock awarded to Gregory J. Scott in connection with his promotion to chief executive officer. The performance-based restricted stock vests on the third anniversary of the grant date (February 15, 2011), subject to the Company achieving minimum, target and maximum three-year cumulative operating income levels. The minimum threshold and maximum goal are 80% and 110%, respectively, of the operating income target. If operating income falls below the minimum threshold, all of the restricted shares will be forfeited. If the operating income achieved is between the minimum threshold and the target goal, Mr. Scott will receive between 20,000 and 100,000 shares of common stock. If the operating income achieved is between the target and maximum goals, Mr. Scott will receive between 100,000 and 200,000 shares of common stock.

Total share-based compensation expense attributable to all share-based awards granted since the inception of the Plans was $3.9 million, $3.7 million and $2.5 million in fiscal year 2012, fiscal year 2011 and fiscal year 2010, respectively. The Company recognizes share-based compensation expense in the

10. Share-Based Compensation (Continued)

consolidated statements of operations over the requisite service period for each share-based payment award. The Company recognized a tax benefit in the consolidated statements of operations related to share-based compensation expense of $1.6 million, $1.5 million and $1.0 million in fiscal year 2012, fiscal year 2011 and fiscal year 2010, respectively. The tax benefit recognized in the fiscal year 2012, fiscal year 2011 and fiscal year 2010 consolidated statements of operations was offset by corresponding adjustments to the valuation allowance against deferred tax assets. In addition, as a result of the deferred tax valuation allowance, the Company did not recognize an excess benefit related to the exercise of options during fiscal year 2012, fiscal year 2011 and fiscal year 2010. For further information related to the deferred tax valuation allowance, please refer to Note 13, "Income Taxes" in these Notes to Consolidated Financial Statements. Unamortized share-based compensation expense at February 2, 2013 was $6.0 million and will be recognized in the consolidated statements of operations over a weighted average period of 1.6 years.

11. Accrued Expenses

Accrued expenses consist of the following:

	February 2, 2013	January 28, 2012
	(Amounts in thousands)	
Gift cards and certificates	$12,188	$17,039
Compensation and benefits	9,202	5,873
Other taxes	7,317	7,018
Construction in progress	1,590	870
Occupancy and related	2,855	3,567
Insurance	3,657	4,554
Other accrued expenses	14,349	16,225
Total accrued expenses	$51,158	$55,146

12. Long-Term Debt and Credit Facilities

On August 10, 2011, Lerner New York, Inc., Lernco, Inc. and Lerner New York Outlet, Inc., wholly-owned indirect subsidiaries of New York & Company, Inc., entered into a Third Amended and Restated Loan and Security Agreement (the "Loan Agreement") with Wells Fargo Bank, N.A., as Agent and sole lender. The Loan Agreement expires on August 10, 2016. Concurrent with the closing of the Loan Agreement, the Company repaid in full the $4.5 million outstanding balance on the term loan under the prior agreement and wrote off $0.1 million of unamortized deferred financing costs related to the prior agreement.

The Loan Agreement provides the Company with up to $100 million of credit, consisting of a $75 million revolving credit facility (which includes a subfacility for issuance of letters of credit up to $45 million) with a fully committed accordion option that allows the Company to increase the revolving credit facility to a maximum of $100 million or decrease it to a minimum of $60 million, subject to certain restrictions. Under the Loan Agreement, the Company is currently subject to a Minimum Excess Availability (as defined in the Loan Agreement) covenant of $7.5 million. The Company's credit

12. Long-Term Debt and Credit Facilities (Continued)

facility contains other covenants, including restrictions on the Company's ability to pay dividends on its common stock; to incur additional indebtedness; and to prepay, redeem, defease or purchase other debt. Subject to such restrictions, the Company may incur more debt for working capital, capital expenditures, stock repurchases, acquisitions and for other purposes.

Under the terms of the Loan Agreement, the revolving loans under the credit facility bear interest, at the Company's option, either at a floating rate equal to the Eurodollar rate plus a margin of between 1.75% and 2.00% per year for Eurodollar rate loans or a floating rate equal to the Prime rate plus a margin of between 0.75% and 1.00% per year for Prime rate loans, depending upon the Company's Average Compliance Excess Availability (as defined in the Loan Agreement). The Company pays the lender under the revolving credit facility a monthly fee on outstanding commercial letters of credit at a rate of between 0.875% and 1.00% per year and on standby letters of credit at a rate of between 1.75% and 2.00% per year, depending upon the Company's Average Compliance Excess Availability, plus a monthly fee on the unused commitments under the revolving credit facility at a rate of 0.375% per year.

The maximum borrowing availability under the Company's revolving credit facility is determined by a monthly borrowing base calculation that is based on the application of specified advance rates against inventory and certain other eligible assets. As of February 2, 2013, the Company had availability under its revolving credit facility of $33.4 million, net of letters of credit outstanding of $12.0 million, as compared to availability of $36.6 million, net of letters of credit outstanding of $7.2 million, as of January 28, 2012.

The lender has been granted a pledge of the common stock of Lerner Holding and certain of its subsidiaries, and a first priority security interest in substantially all other tangible and intangible assets of New York & Company, Inc. and its subsidiaries, as collateral for the Company's obligations under the credit facility. In addition, New York & Company, Inc. and certain of its subsidiaries have fully and unconditionally guaranteed the credit facility, and such guarantees are joint and several.

13. Income Taxes

Income tax (benefit) expense for continuing operations consist of:

	Fiscal Year 2012	Fiscal Year 2011	Fiscal Year 2010
	(Amounts in thousands)		
Federal:			
Current	$(180)	$2,280	$(5,423)
Deferred	—	43	14,307
State and Local:			
Current	(28)	394	(2,973)
Deferred	—	11	3,555
	$(208)	$2,728	$ 9,466

13. Income Taxes (Continued)

The components of items giving rise to the net deferred income tax (liabilities) assets recognized in the Company's consolidated balance sheets are as follows:

	February 2, 2013		January 28, 2012	
	Current	Non-current	Current	Non-current
	(Amounts in thousands)			
Deferred income tax assets:				
Accrued expenses	$ 8,531	$ 8,194	$ 6,161	$ 9,481
Inventory	153	—	176	—
Fixed assets and intangible assets	—	18,545	—	11,284
Net operating loss	—	21,416	—	29,065
Other assets	—	10,576	—	9,718
Subtotal	8,684	58,731	6,337	59,548
Valuation Allowance	(7,685)	(51,976)	(5,614)	(52,752)
Total deferred income tax assets	$ 999	$ 6,755	$ 723	$ 6,796
Deferred income tax liabilities:				
Accrued expenses	$ —	$ —	$ (21)	$ —
Prepaid costs	(7,730)	—	(7,498)	—
Inventory	(24)	—	—	—
Total deferred income tax liabilities	$(7,754)	$ —	$(7,519)	$ —
Net deferred tax (liabilities) assets	$(6,755)	$ 6,755	$(6,796)	$ 6,796

During the second quarter of fiscal year 2010, the Company concluded that a full valuation allowance against the Company's deferred tax assets was necessary in order to reflect the Company's assessment of its ability to realize the benefits of those deferred tax assets. The Company made this determination after weighing both negative and positive evidence in accordance with ASC 740, which requires that deferred tax assets be reduced by a valuation allowance if, based on all available evidence, it is considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in a future period. The evidence weighed included a historical three-year cumulative loss related to earnings before taxes in addition to an assessment of sources of taxable income, availability of tax planning strategies, and future projections of earnings. The Company will continue to maintain a valuation allowance against its deferred tax assets until the Company believes it is more likely than not that these assets will be realized in the future. If sufficient positive evidence arises in the future indicating that all or a portion of the deferred tax assets meet the more-likely-than-not standard under ASC 740, the valuation allowance would be reversed accordingly in the period that such determination is made.

As of February 2, 2013, the Company had $206,183 million of various state net operating loss carryforwards and $46,837 million of federal net operating loss carryforwards.

13. Income Taxes (Continued)

The state net operating loss carryforwards are reported on a pre-apportioned basis that applies to various states with varying tax laws and expiration dates. Below is a summary of the Company's loss carryforwards and when they expire:

Tax Year Ended	State NOL Carryover (Amounts in thousands)	The Earliest Expiration Starts at the Beginning of Fiscal Year	Years Remaining
2/3/2007	$ 5,146	FY2012	14
2/2/2008	50,698	FY2013	15
1/31/2009	13,481	FY2014	1 to 16
1/30/2010	30,264	FY2015	2 to 17
1/29/2011	47,229	FY2016	3 to 18
1/28/2012	38,186	FY2017	4 to 19
2/2/2013	21,179	FY2018	5 to 20
	$206,183		

Tax Year Ended	Federal NOL Carryover (Amounts in thousands)	The Earliest Expiration Starts at the Beginning of Fiscal Year	Years Remaining
1/29/2011	$22,940	FY2031	18
1/28/2012	23,897	FY2032	19
	$46,837		

A reconciliation of the statutory federal income tax (benefit) expense for continuing operations is as follows:

	Fiscal Year 2012	Fiscal Year 2011	Fiscal Year 2010
	(Amounts in thousands)		
Statutory 35% federal tax	$ 663	$(12,674)	$(23,477)
State and local income taxes, net of federal income tax benefit	(724)	(1,914)	(5,164)
Work opportunity tax credit	(157)	(802)	(585)
Basis adjustment	(1,505)	—	—
Valuation allowance	1,328	18,043	37,774
Other, net	187	75	918
Income tax (benefit) expense	$ (208)	$ 2,728	$ 9,466

The Company files U.S. federal income tax returns and income tax returns in various state and local jurisdictions. The Company is no longer subject to U.S. federal income tax examinations for tax

13. Income Taxes (Continued)

years through 2005. With limited exception, the Company is no longer subject to state and local income tax examinations for tax years through 2008.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits in accordance with ASC 740 is as follows:

	Fiscal Year 2012	Fiscal Year 2011	Fiscal Year 2010
	(Amounts in thousands)		
Unrecognized tax benefits at beginning of period	$1,617	$2,198	$2,519
Additions based on tax positions related to the current year	—	—	—
Additions for tax positions of prior years	3,120	1,474	584
Reductions for tax positions of prior years	(23)	(575)	(458)
Settlements	—	(651)	—
Reductions for lapse of statute of limitations	(265)	(829)	(447)
Unrecognized tax benefits at end of period	$4,449	$1,617	$2,198

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. During fiscal year 2012, fiscal year 2011 and fiscal year 2010, the Company recorded a net benefit for interest and penalties in the consolidated statements of operations of $0.1 million, $0.2 million, and $0.2 million, respectively. At February 2, 2013 and January 28, 2012, the Company had accrued $0.4 million and $0.5 million, respectively, for the potential payment of interest and penalties. The Company anticipates a decrease of approximately $0.6 million to the balance of unrecognized tax benefits during the next twelve months.

14. Redeemable Preferred Stock

The Company is authorized to issue 5,000,000 shares of preferred stock, $0.001 par value. At February 2, 2013 and January 28, 2012, there were no shares of preferred stock outstanding.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Restated Certificate of Incorporation.†
3.2	Amended and Restated Bylaws.†††
9.1	Stockholders Agreement by and among New York & Company, Inc. and the stockholders party thereto, dated August 25, 2004.**
9.2	Amendment No. 4 to Stockholders Agreement by and among New York & Company, Inc. and the stockholders party thereto, dated May 22, 2006.††
9.3	Amendment No. 5 to Stockholders Agreement by and among New York & Company, Inc. and the stockholders party thereto, dated August 16, 2006.+
9.4	Amendment No. 6 to Stockholders Agreement by and among New York & Company, Inc. and the stockholders party thereto, dated May 10, 2011.(c)
9.5	Amendment No. 7 to Stockholders Agreement by and among New York & Company, Inc. and the stockholders party thereto, dated March 13, 2012.(d)
10.1	Employment Letter, dated as of April 28, 2010, between New York & Company, Inc. and Gregory Scott.TTT
10.2	Employment Letter, dated as of May 30, 2006, between New York & Company, Inc. and Kevin L. Finnegan.†††††
10.3	Employment Letter, dated as of November 3, 2008, between New York & Company, Inc. and Sheamus Toal.††††
10.4	Employment Letter, dated as of September 5, 2010, between New York & Company, Inc. and Eran Cohen.(a)
10.5	Employment Letter, dated as of November 9, 2011, between New York & Company, Inc. and Faeth Bradley.(d)
10.6	Employment Letter, dated as of June 28, 2012, between New York & Company, Inc. and Laura Weil.(e)
10.7	Amendment No. 1 to Employment Letter, dated as of May 30, 2006, between New York & Company, Inc. and Kevin L. Finnegan, as amended December 22, 2006.†††††
10.8	Transition Services Agreement by and between Lerner New York Holding, Inc. and Limited Brands, Inc., dated as of November 27, 2002.*
10.9	Amendment No. 1 to Transition Services Agreement, dated as of November 27, 2002, between Lerner New York Holding, Inc., New York & Company, Inc. as successor-in-interest to NY & Co. Group, Inc. and Limited Brands, Inc., as amended on April 19, 2006.T
10.10	Amendment No. 2 to Transition Services Agreement, dated as of November 27, 2002, between Lerner New York Holding, Inc., New York & Company, Inc. as successor-in-interest to NY & Co. Group, Inc. and Limited Brands, Inc., as amended on October 11, 2007.††††

Exhibit No.	Description
10.11	Amendment No. 3 to Transition Services Agreement, dated as of November 27, 2002, between Lerner New York Holding, Inc., New York & Company, Inc. as successor-in-interest to NY & Co. Group, Inc. and Limited Brands, Inc., as amended on July 17, 2008.††††
10.12	Amendment No. 4 to Transition Services Agreement, dated as of November 27, 2002, between Lerner New York Holding, Inc., New York & Company, Inc. as successor-in-interest to NY & Co. Group, Inc. and Limited Brands, Inc., as amended on April 6, 2009.††††
10.13	Amendment No. 5 to Transition Services Agreement, dated as of November 27, 2002, between Lerner New York Holding, Inc., New York & Company, Inc. as successor-in-interest to NY & Co. Group, Inc. and Limited Brands, Inc., as amended on March 16, 2010.†††††
10.14	Amendment No. 6 to Transition Services Agreement, dated as of November 27, 2002, between Lerner New York Holding, Inc., New York & Company, Inc. as successor-in-interest to NY & Co. Group, Inc. and Limited Brands, Inc., as amended on September 14, 2010.(a)
10.15	Third Amended and Restated Loan and Security Agreement made by and among Lerner New York, Inc., Lernco, Inc. and Lerner New York Outlet, Inc., wholly-owned indirect subsidiaries of New York & Company, Inc., and Wells Fargo Bank, N.A., as Agent and Sole Lender, dated as of August 10, 2011.(b)
10.16	Third Amended and Restated Guarantee, made by New York & Company, Inc., Lerner New York Holding, Inc., Nevada Receivable Factoring, Inc., New York & Company Stores, Inc. (formerly known as Associated Lerner Shops of America, Inc.), and Lerner New York GC, LLC, in favor of Wells Fargo Bank, N.A., as Agent and Sole Lender named in the Third Amended and Restated Loan and Security Agreement, dated as of August 10, 2011.(b)
10.17	Collateral Assignment of Transition Services Documents, made by Lerner New York Holding, Inc. and New York & Company, Inc., in favor of Wells Fargo Bank, N.A., as Agent and Sole Lender named in the Third Amended and Restated Loan and Security Agreement, dated as of August 10, 2011.(b)
10.18	Post-Closing Letter to the Third Amended and Restated Loan and Security Agreement made by and among Lerner New York, Inc., Lernco, Inc. and Lerner New York Outlet, Inc., wholly-owned indirect subsidiaries of New York & Company, Inc., and Wells Fargo Bank, N.A., as Agent and Sole Lender, dated as of August 10, 2011.(b)
10.19	Second Amended and Restated Collateral Assignment of Trademarks made among Lernco, Inc. and Jasmine Company, Inc. in favor of Wachovia Bank, National Association, as Agent for itself and the other Lender named in the Second Amended and Restated Loan and Security Agreement, dated as of August 22, 2007.(a)
10.20	Amended and Restated Collateral Assignment of Trademarks made among Lerner New York, Inc. in favor of Wachovia Bank, National Association, as Agent for itself and the other Lender named in the Second Amended and Restated Loan and Security Agreement, dated as of August 22, 2007.(a)

Exhibit No.	Description
10.21	Second Amended and Restated Stock Pledge Agreement by and between Lerner New York, Inc. and Wachovia Bank, National Association, as Agent for itself and the other Lender named in the Second Amended and Restated Loan and Security Agreement, dated as of August 22, 2007.TT
10.22	Second Amended and Restated Stock Pledge Agreement by and between Lerner New York Holding, Inc. and Wachovia Bank, National Association, as Agent for itself and the other Lender named in the Second Amended and Restated Loan and Security Agreement, dated as of August 22, 2007.TT
10.23	Second Amended and Restated Stock Pledge Agreement by and between New York & Company, Inc. and Wachovia Bank, National Association, as Agent for itself and the other Lender named in the Second Amended and Restated Loan and Security Agreement, dated as of August 22, 2007.TT
10.24	Second Amended and Restated Intercompany Subordination Agreement made among the Obligors, as defined in the Second Amended and Restated Loan and Security Agreement, and Wachovia Bank, National Association, as Agent for itself and the other Lender named in the Second Amended and Restated Loan and Security Agreement, dated as of August 22, 2007.TT
10.25	Form of Amended and Restated 2002 Stock Option Plan that became effective immediately prior to the consummation of the Company's initial public offering.**
10.26	Form of Amended and Restated 2006 Long-Term Incentive Plan, as amended and restated on June 22, 2011, approved by the Company's Stockholders on June 22, 2011.***
21.1	Subsidiaries of the Registrant.†††††
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
31.1	Certification by the Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 16, 2013.
31.2	Certification by the Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 16, 2013.
32.1	Written Statement of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley act of 2002, dated April 16, 2013.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

† Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2005, as filed with the SEC on April 19, 2005.

†† Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2007, as filed with the SEC on April 6, 2007.

††† Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2008, as filed with the SEC on April 8, 2008.

†††† Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2009, as filed with the SEC on April 7, 2009.

††††† Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2010, as filed with the SEC on April 6, 2010.

T Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended April 29, 2006, as filed with the SEC on June 8, 2006.

TT Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended August 4, 2007, as filed with the SEC on September 7, 2007.

TTT Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended May 1, 2010, as filed with the SEC on June 10, 2010.

* Incorporated by reference from Amendment No. 1 to the Company's Registration Statement on Form S-1 as filed with the SEC on July 9, 2004.

** Incorporated by reference from Amendment No. 3 to the Company's Registration Statement on Form S-1 as filed with the SEC on September 14, 2004.

*** Incorporated by reference from the Company's Registration Statement on Form S-8 as filed with the SEC on November 21, 2011.

+ Incorporated by reference from the Company's Current Report on Form 8-K filed with the SEC on August 17, 2006.

(a) Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2011, as filed with the SEC on April 11, 2011.

(b) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended July 30, 2011, as filed with the SEC on September 8, 2011.

(c) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended October 29, 2011, as filed with the SEC on December 8, 2011.

(d) Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2012, as filed with the SEC on April 9, 2012.

(e) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended July 28, 2012, as filed with the SEC on September 6, 2012.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference, in the Registration Statements (Form S-8 No. 333-119803), pertaining to New York & Company, Inc. and subsidiaries Amended and Restated 2002 Stock Option Plan and (Form S-8 No. 333-163266, Form S-8 No. 333-178085), pertaining to New York & Company, Inc. and subsidiaries, Amended and Restated 2006 Long-Term Incentive Plan, of our reports dated April 16, 2013, with respect to the consolidated financial statements and schedule of New York & Company, Inc. and the effectiveness of internal control over financial reporting of New York & Company, Inc, included in this Annual Report (Form 10-K) for the year ended February 2, 2013.

/s/ ERNST & YOUNG LLP

New York, New York
April 16, 2013

Exhibit 31.1

CERTIFICATION

I, Gregory J. Scott, certify that:

1. I have reviewed this Annual Report on Form 10-K of New York & Company, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 16, 2013

/s/ GREGORY J. SCOTT

Gregory J. Scott
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Sheamus Toal, certify that:

1. I have reviewed this Annual Report on Form 10-K of New York & Company, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 16, 2013

/s/ SHEAMUS TOAL

Sheamus Toal
Executive Vice President and
Chief Financial Officer

Exhibit 32.1

Certification Pursuant to 18 U.S.C. Section 1350
As adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Solely for the purposes of complying with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, we, the undersigned Chief Executive Officer and Executive Vice President and Chief Financial Officer of New York & Company, Inc. (the "Company"), hereby certify, based on our knowledge, that the Annual Report on Form 10-K of the Company for the year ended February 2, 2013 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 16, 2013

/s/ GREGORY J. SCOTT

Gregory J. Scott
Chief Executive Officer

/s/ SHEAMUS TOAL

Sheamus Toal
Executive Vice President and
Chief Financial Officer

BOARD OF DIRECTORS

Gregory J. Scott
Chief Executive Officer, Director

Bodil M. Arlander
Director

Jill Beraud
Director

David H. Edwab
Director

James O. Egan
Director

John D. Howard
Director

Louis Lipschitz
Director

Grace Nichols
Director,
Non-Executive Chair

Michelle Pearlman
Director

Richard L. Perkal
Director

Arthur E. Reiner
Director

Edmond S. Thomas
Director

SENIOR MANAGEMENT

Gregory J. Scott *
Chief Executive Officer, Director

Faeth Bradley *
Executive Vice President,
Human Resources

Eran Cohen *
Executive Vice President,
Chief Marketing Officer

Kevin L. Finnegan *
Executive Vice President,
Global Sales

Mathew A. Gluckson
Executive Vice President,
Manufacturing

Hope Grey
Executive Vice President,
Product Life Cycle and Corporate Initiatives

Christine Munnelly
Executive Vice President,
Merchandising

Ryan A. Schreiber *
Vice President,
General Counsel

Sheamus Toal *
Executive Vice President,
Chief Financial Officer

Linda Vilaikeo
Executive Vice President,
Planning and Allocation

William G. Voit
Executive Vice President,
Chief Information Officer

Laura Weil *
Executive Vice President,
Chief Operating Officer

David Witkewicz
Executive Vice President,
Design

*Executive Officer

STOCKHOLDER INFORMATION

Stock Transfer Agent
Registrar and Transfer Company
Attention: Investor Relations
10 Commerce Drive
Cranford, NJ 07016
Phone: (800) 368-5948

Independent Registered Public Accounting Firm
Ernst & Young LLP
5 Times Square
New York, NY 10036

Investor Inquiries
Suzanne Rosenberg
Director, Investor Relations
Phone: (212) 884-2140

Annual Report on Form 10-K
A copy of the Company's Annual Report on Form 10-K is included herein as filed with the Securities and Exchange Commission. Additional copies are available without charge by visiting the Company's web site at nyandcompany.com or by contacting Integrated Corporate Relations at: (203) 682-8200.

Market Data
Shares of New York & Company, Inc. common stock are traded on the New York Stock Exchange under the symbol "NWY".

Annual Meeting of Stockholders
The Annual Meeting of Stockholders will be held on June 25, 2013, at 10:00 AM, EDT, at corporate headquarters.

Corporate Headquarters
New York & Company, Inc.
450 West 33rd Street
5th Floor
New York, NY 10001





450 WEST 33RD STREET, NEW YORK, NY 10001